FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ HAJIME KINOSHITA
Hajime Kinoshita
General Manager
Legal Division

Date: May 30, 2008

1. The following is an English translation of the Notice of the 170th Ordinary General Meeting of Shareholders of NEC Corporation (the “Company”) to be held on June 23, 2008 (as well as Business Report, the Consolidated Financial Statements, Notes to Consolidated Financial Statements and Non-consolidated Financial Statements with respect to the 170th Business Period from April 1, 2007 to March 31, 2008, and report on the results of the audit conducted on the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors), EXCEPT for the translation of any instructions on voting rights and the access map for the place of the meeting in the Notice and the Notes to Non-consolidated Financial Statements. This translation includes the Notes to Consolidated Financial Statements, Japanese original of which is provided only through the Company’s website (http://www.nec.co.jp).
The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

2. The Company has prepared the information contained in this document in accordance with the Company Law of Japan and regulations promulgated under the Company Law. Most of the financial information contained in this document has been prepared in accordance with accounting principles generally accepted in Japan (“Japan GAAP”). The Company changed its accounting principles to prepare consolidated financial statements from accounting principles generally accepted in the U.S. (“U.S. GAAP”) to Japan GAAP, but has not prepared consolidated financial information under Japan GAAP for certain historical periods. For such period, the Company has included previously announced U.S. GAAP financial information which was derived from its previously published consolidated financial statements for the fiscal year ended March 31, 2005 (the “Historical Financial Information”) in “Changes in the Results of Operation and the Financial Position (consolidated)” on page 16. Please refer to “Note 1” on page 16 for more information regarding the presentation of U.S. GAAP Financial Information. The Company included the Historical Financial Information in this document because the presentation of consolidated financial information for such fiscal year is required under the Company Law and regulations. The Company, however, has announced that its U.S. GAAP consolidated financial statements previously filed with or submitted to the U.S. Securities and Exchange Commission (SEC) for all financial periods for the fiscal years ended on and after March 31, 2000 should no longer be relied upon and further announced a restatement is not practicable.

NEC Corporation

Securities Code 6701

7-1, Shiba 5-chome
Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

May 30, 2008

To Our Shareholders:

NOTICE OF

THE 170TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

This is to inform you that the Hundred and Seventieth Ordinary General Meeting of Shareholders (the “Meeting”) of NEC Corporation (the “Company”) will be held as follows:

1.	DATE:	June 23, 2008 (Monday) at 10:00 a.m. (Japan Standard Time)

2.	PLACE:	Convention Hall, Second Basement Floor, The Prince Park Tower Tokyo
at 8-1, Shiba Koen 4-chome, Minato-ku, Tokyo

3.	AGENDA OF THE MEETING:

MATTERS TO BE REPORTED UPON:

Report on the Business Report, the Consolidated Financial Statements and Financial Statements with respect to the 170th Business Period from April 1, 2007 to March 31, 2008, and report on the results of the audit conducted on the Consolidated Financial Statements by Accounting Auditors and the Board of Corporate Auditors.

MATTERS TO BE VOTED UPON:

Proposal No. 1:	Election of Fifteen (15) Directors

Proposal No. 2:	Election of One Corporate Auditor

Proposal No. 3:	Election of Accounting Auditors

Proposal No. 4:	Approval of Payment of Bonuses to Directors

Proposal No. 5:	Revision of the Amount of Remuneration for Corporate Auditors

In the event that the Company finds any correction to be made in the Reference Documents for the Meeting, the Business Report, the Consolidated Financial Statements and the Financial Statements (including Notes to Consolidated Financial Statements and Notes to Non-consolidated Financial Statements), such correction will be notified through the Company’s website (http://www.nec.com).

REFERENCE DOCUMENTS FOR THE MEETING

Proposals for the matters to be voted upon and reference matters relating to the proposals:

Proposal No. 1: Election of Fifteen (15) Directors

Upon the close of the Meeting, the term of office as Director of all sixteen Directors will expire. It is proposed that fifteen Directors be elected.

The candidates are as follows:

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held
1. Hajime Sasaki (April 6, 1936)	April 1961	Joined the Company	67,891
	June 1988	Member of the Board
	June 1991	Senior Vice President and Member of the Board
	June 1994	Executive Vice President and Member of the Board
	June 1996	Senior Executive Vice President and Member of the Board
(Representative Director)
	March 1999	Chairman of the Board
(Representative Director) (to present)
Representative Status in Other Companies or Entities: Chairman, Japanese Standards Association
2. Kaoru Yano	April 1966	Joined the Company	44,000
(February 23, 1944)	June 1995	Member of the Board
	June 1999	Senior Vice President and Member of the Board
	December 2000	Senior Vice President and Member of the Board,
Company Deputy President of NEC Networks
	April 2002	Senior Vice President and Member of the Board,
Company President of NEC Networks
	October 2002	Executive Vice President and Member of the Board,
Company President of NEC Networks
	April 2003	Executive Vice President and Member of the Board
	June 2004	Senior Executive Vice President and Member of the Board
(Representative Director)
	April 2006	President
(Representative Director) (to present)

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held
3. Botaro Hirosaki	April 1970	Joined the Company	19,781
(November 1, 1946)	June 2001	Associate Senior Vice President, Executive General Manager, Optical Network Operations Unit, NEC Networks
	April 2003	Associate Senior Vice President, Executive General Manager, Intellectual Asset Operations Unit
	April 2004	Senior Vice President, Executive General Manager, Intellectual Asset Operations Unit
	April 2006	Executive Vice President
	June 2007	Executive Vice President and Member of the Board
	April 2008	Senior Executive Vice President and Member of the Board (Representative Director) (to present)
4. Masatoshi Aizawa	June 1972	Joined the Company	15,637
(September 20, 1946)	April 2002	Associate Senior Vice President, Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions
	April 2003	Associate Senior Vice President
	April 2004	Senior Vice President
	April 2006	Executive Vice President
	June 2006	Executive Vice President and Member of the Board
	April 2008	Senior Executive Vice President and Member of the Board (Representative Director) (to present)
5. Konosuke Kashima	April 1969	Joined the Company	21,000
(January 30,1946)	October 1998	General Manager, C&C Systems Group Planning Division
	April 2000	Associate Senior Vice President, General Manager, Company Planning Office, NEC Solutions
	October 2002	Senior Vice President, General Manager, Company Planning Office, NEC Solutions
	April 2003	Senior Vice President, General Manager, Corporate Planning Division
	April 2004	Senior Vice President
	June 2004	Senior Vice President and Member of the Board
	April 2007	Executive Vice President and Member of the Board (to present)

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held
6. Akihito Otake	April 1971	Joined the Company	14,000
(March 21, 1947)	April 2003	Executive General Manager, 2nd Computers Operations Unit
	July 2003	Associate Senior Vice President, Executive General Manager, 2nd Computers Operations Unit
	April 2005	Senior Vice President
	April 2007	Executive Vice President
	June 2007	Executive Vice President and Member of the Board (to present)
7. Toshimitsu Iwanami	April 1972	Joined the Company	13,212
(September 23, 1949)	April 2002	Executive General Manager, 1st Solutions Sales Operations Unit, NEC Solutions
	June 2003	President & CEO, NEC Solutions (America), Inc.
(currently, NEC Corporation of America)
	April 2005	Associate Senior Vice President, Executive General Manager, 2nd Solutions Operations Unit
	April 2006	Senior Vice President
	June 2007	Senior Vice President and Member of the Board (to present)
8. Takao Ono	April 1972	Joined the Company	8,100
(July 4, 1948)	October 2002	General Manager, Corporate Controller Division,
	April 2004	Vice President, General Manager, Corporate Finance and IR Division
	April 2006	Associate Senior Vice President, General Manager, Corporate Finance and IR Division
	October 2006	Associate Senior Vice President, General Manager, Internal Control Division, General Manager, Corporate Finance and IR Division
	April 2007	Senior Vice President, General Manager, Corporate Finance and IR Division
	June 2007	Senior Vice President and Member of the Board (to present)
9. Toshio Morikawa (March 3, 1933)	April 1955	Joined Sumitomo Bank, Limited (currently, Sumitomo Mitsui Banking Corporation, the “Bank”)	2,000
	June 1980	Director of the Bank
	February 1984	Managing Director of the Bank
	October 1985	Senior Managing Director of the Bank
	October 1990	Deputy President of the Bank
	June 1993	President of the Bank
	June 1997	Chairman of the Board of the Bank
	June 2000	Member of the Board of the Company (to present)
	March 2001	Counselor of the Bank
	June 2002	Advisor (Tokubetsu Komon) of the Bank
	March 2005	Advisor (Meiyo Komon) of the Bank (to present)

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held
10. Yoshinari Hara	April 1967	Joined Daiwa Securities Co., Ltd. (“Daiwa Securities”)	0
(April 3, 1943)	June 1991	Director of Daiwa Securities
	September 1995	Managing Director of Daiwa Securities
	October 1997	President of Daiwa Securities
	April 1999	President & CEO, Daiwa Securities Group Inc., President of Daiwa Securities
	June 2004	Chairman of the Board, Daiwa Securities Group Inc. (to present)
	June 2006	Member of the Board of the Company (to present)
11. Sawako Nohara	December 1988	Joined Living Science Institute	0
(January 16, 1958)	May 1995	Left Living Science Institute
	July 1995	Joined InfoCom Research, Inc.
	April 1996	Senior Researcher of InfoCom Research, Inc.
	July 1998	Head of the E-Commerce Business Development Group of InfoCom Research, Inc.
	December 2000	Left InfoCom Research, Inc., Director of IPSe Marketing, Inc.
	December 2001	President of IPSe Marketing, Inc. (to present)
	June 2006	Member of the Board of the Company (to present)
Representative Status in Other Companies or Entities: President of IPSe Marketing, Inc.
12. Kenji Miyahara	April 1958	Joined Sumitomo Shoji Kaisha, Ltd. (currently, Sumitomo Corporation)	0
(November 5, 1935)	June 1986	Director, Sumitomo Corporation
	June 1990	Managing Director, Sumitomo Corporation
	June 1993	Senior Managing Director, Sumitomo Corporation
	June 1995	Executive Vice President, Sumitomo Corporation
	June 1996	President and Chief Executive Officer, Sumitomo Corporation
	June 2001	Chairman of the Board, Sumitomo Corporation
	June 2007	Member of the Board of the Company (to present), Senior Adviser, Sumitomo Corporation (to present)

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held
13. Hideaki Takahashi	August 1974	Joined NCR Corporation	0
(March 22, 1948)	March 1992	Executive Vice President and Representative Director, NCR Japan, Ltd.
	December 1997	Senior Vice President, NCR Corporation, Chairman and Representative Director, NCR Japan, Ltd.
	March 1999	Resigned from Senior Vice President, NCR Corporation, Resigned from Chairman and Representative Director, NCR Japan, Ltd.
	July 1999	Deputy President, Fuji Xerox Co., Ltd.
	March 2000	Deputy President and Representative Director, Fuji Xerox Co., Ltd.
	June 2005	Resigned from Deputy President and Representative Director, Fuji Xerox Co., Ltd.
	January 2006	Professor, Keio University Graduate School of Media and Governance (to present)
	June 2007	Member of the Board of the Company (to present)
14. Susumu Otani	April 1972	Joined the Company	3,000
(April 30, 1949)	April 2001	Senior General Manager, Mobile Terminals Operations Unit, NEC Networks
	April 2002	Associate Senior Vice President, Executive General Manager, Mobile Terminals Operations Unit, NEC Networks
	April 2003	Associate Senior Vice President, Executive General Manager, Mobile Terminals Operations Unit
	April 2006	Associate Senior Vice President
	April 2007	Senior Vice President (to present)
15. Junji Yasui	April 1973	Joined the Company	5,000
(January 3, 1951)	April 2003	Executive General Manager, Control Systems Operations Unit
	April 2004	Associate Senior Vice President, Executive General Manager, 3rd Solutions Sales Operations Unit
	April 2005	Associate Senior Vice President, Executive General Manager, 4th Solutions Operations Unit
	April 2006	Associate Senior Vice President
	April 2008	Senior Vice President (to present)

Notes:	1.	Ms. Sawako Nohara is the President of IPSe Marketing, Inc., and the Company has continuous business relationship with IPSe Marketing, Inc., to which the Company consigns research and consulting services on IT business.
	2.	Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi and Ms. Sawako Nohara are candidates for Outside Directors. The Company has nominated them as candidates for Outside Directors expecting that they would sympathize with the NEC Group Corporate Philosophy and act for its implementation with strong will. In addition, they are independent from the Company’s management, and they have the following experience and insight:

Toshio Morikawa	A lot of experience and deep insight as management of bank and Outside Director of other companies

Yoshinari Hara	A lot of experience as management of securities corporation and deep insight into capital markets

Sawako Nohara	Wide range of knowledge on the Internet business and perspective of end user featuring consumers and citizens

Kenji Miyahara	A lot of experience and deep insight as management of general trading company including the management of overseas firms

Hideaki Takahashi	A lot of experience as management of global companies and deep insight into IT business

3.	The Company is required to file with the U.S. Securities and Exchange Commission (“SEC”) its annual report as an issuer of ADRs pursuant to the Securities and Exchange Act of 1934. However, the Company has been unable to file with the SEC of its annual report for the fiscal year ended March 31, 2006 and thereafter because the Company was not able to complete further analysis to support its revenue recognition required during the audit procedure of its consolidated financial statements for fiscal year ended March, 31 2006, and the Company made a public announcement to that effect on September 21, 2007. Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi and Ms. Sawako Nohara have respectively, regularly expressed their opinions from the perspective of securing properness of financial reporting, strengthening its compliance system including disclosure and its risk management system, etc at meetings of the Board of Directors, and upon receipt of reports on the abovementioned event and its development, deliberated, among other things, the future preventive measures and disclosure policies, and made varied proposals and remarks to strengthen further its internal control system.
4.	In February 2005, Komatsu Ltd. (“Komatsu”), of which Mr. Toshio Morikawa is Outside Director, uncovered that there were fraudulent acts such as the acquisition of vehicle inspection certificate by underreporting the weight of forty one (41) road/rail vehicles sold by Komatsu for the period from February 1994 to September 2003. In April 2006, Komatsu were levied a fine for the reason that such acquisition of vehicle inspection certificate of twelve (12) road/rail vehicles during the period from March 2001 to March 2003 violated the Road Trucking Vehicle Law of Japan. Furthermore, in July 2005, Komatsu purchased its own shares of common stock prior to the announcement of the dissolution of Komatsu Finance (Netherlands) B.V., which had ceased its operations, without the recognition that the fact of such dissolution corresponded to material fact (the fact that would affect investment decision by investors) as stipulated in the Securities and Exchange Law of Japan (Pre Revision). However, the result of the investigation by Securities and Exchange Surveillance Commission of Japan proved that the dissolution of such subsidiary corresponded to material fact, and that the purchase of its own shares by Komatsu prior to the announcement of such fact was prohibited under the Securities and Exchange Law (Pre Revision). In March 2007, Komatsu was ordered by Financial Services Agency of Japan to pay a surcharge pursuant to the Securities and Exchange Law (Pre Revision). While Mr. Toshio Morikawa had regularly made proposals from the perspective of compliance with laws and regulations, he promoted the enhancement of compliance and internal control system and thorough education of employees to prevent similar incidents through the deliberations at the meeting of the Board of Directors after such incidents were reported.

5.	SANYO Electric Co., Ltd. (“SANYO”), of which Mr. Toshio Morikawa was Outside Director, amended its financial results for previous periods from the fiscal year ended March 31, 2001 to the first half of fiscal year ended March 31, 2008 mainly due to the amendment to its accounting procedure of the impairment losses for subsidiaries and affiliates, and filed restatements of Annual Securities Reports (“Yukashoken Hokokusho”) for the periods from the fiscal year ended March 31, 2003 to the fiscal year ended March 31, 2007 and Semiannual Reports (“Hanki Hokokusho”) for the periods from the fiscal year ended March 31, 2006 to the fiscal year ended March 31, 2008 with Kanto Local Finance Bureau of Japan in December 2007. With respect to these restatements, SANYO was investigated by Securities and Exchange Surveillance Commission mainly due to material misstatements in such Yukashoken Hokokusho and Hanki Houkokusho, and as a result of that investigation, SANYO was ordered to pay a surcharge by Financial Services Agency in January 2008 because a part of its Hanki Hokokusho for the first half of the fiscal year ended March 31, 2006, in which Mr. Toshio Morikawa was acting as Outside Corporate Auditor, fell under material misstatement. Although Mr. Toshio Morikawa had resigned as Outside Corporate Auditor of SANYO when it restated its previous financial results, he performed his duties as Corporate Auditor appropriately in accordance with laws and regulations through expressing opinions in response to the matters deliberated at meetings of the Board of Corporate Auditors as well as the meetings of the Board of Directors during his tenure of the office.
6.	Mr. Toshio Morikawa is a relative within the three degrees of kinship of an employee of The Bank of Tokyo-Mitsubishi UFJ, Ltd. which is a major business partner of the Company.
7.	Mr. Toshio Morikawa has served for eight years, Mr. Yoshinari Hara and Ms. Sawako Nohara have served for two years, and, Messrs. Kenji Miyahara and Hideaki Takahashi have served for one year, as Outside Directors of the Company.
8.	The Company has entered into agreements with Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi and Ms. Sawako Nohara to limit their liabilities as stipulated in Paragraph 1, Article 427 of the Company Law of Japan (the “Liabilities Limitation Agreements”) pursuant to Article 25 of Articles of Incorporation of the Company. The outline of the Liabilities Limitation Agreements is to limit their liabilities as stipulated in Paragraph 1, Article 423 of the Company Law to the higher amount of 20 million yen or the amount provided in the Company Law and the Regulation for Enforcement of the Company Law on condition that they perform their duties as Directors in good faith and without gross negligence.
9.	Current position in the Company of each candidate who is currently Director of the Company is as described in “4.(1) Name, Position at the Company and Responsibility or Representative Status in Other Companies or Entities of Directors and Corporate Auditors” of Business Report (pages 24 through 25).

Proposal No. 2: Election of one Corporate Auditor

Upon the close of the Meeting, the term of office of Mr. Muneo Shigematsu as Corporate Auditor will expire. It is proposed that one Corporate Auditor be elected. The consent of the Board of Corporate Auditors for this Proposal has been obtained.

The candidate is as follows:

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held

Satoshi Itoh	January 1967	Joined Liaison Office of Arthur Andersen & Co. in Japan	0
(July 25, 1942)	December 1970	Registered as a Certified Public Accountant (to present)
	September 1978	Partner, Arthur Andersen & Co.
	September 1993	Partner, Asahi & Co. (currently, KPMG AZSA & Co.)
	August 2001	Left Arthur Andersen & Co. (in Japan) and Asahi & Co. (currently, KPMG AZSA & Co.)
	April 2002	Professor, Chuo University, Graduate School of International Accounting
	March 2007	Resigned from Professor, Chuo University, Graduate School of International Accounting

Notes:	1.	Mr. Satoshi Itoh is the candidate for Outside Corporate Auditor. The Company nominated him as the candidate for Outside Corporate Auditor, considering a lot of auditing experience as a Certified Public Accountant and professional insight in finance and accounting. Although he has never been involved in management of companies except as Outside Corporate Auditor, the Company has judged that he can perform the duties as Outside Corporate Auditor for the reasons described above.
	2.	In case Mr. Satoshi Itoh is elected as Corporate Auditor of the Company, the Company will enter into the Liabilities Limitation Agreements with him pursuant to Article 32 of Articles of Incorporation of the Company. The outline of the Liabilities Limitation Agreements is to limit his liabilities as stipulated in Paragraph 1, Article 423 of the Company Law to the higher amount of 20 million yen or the amount provided in the Company Law and the Regulation for Enforcement of the Company Law on condition that he performs his duties as Corporate Auditor in good faith and without gross negligence.

Proposal No. 3: Election of Accounting Auditors

Ernst & Young ShinNihon is the current Accounting Auditors of the Company. Since the term of office of Ernst & Young ShinNihon as Accounting Auditors will expire upon the close of the Meeting and in view of number of years for its office as Accounting Auditors, it is proposed that the new Accounting Auditors be elected. The consent of the Board of Corporate Auditors for this Proposal has been obtained.

The candidate is as follows:

Name	KPMG AZSA & Co.

Office	Location of Main Office	1-2, Tsukudo-cho, Shinjuku-ku, Tokyo, Japan

History	July, 1985	Asahi Shinwa & Co. was established

	October, 1993	Asahi & Co. was formed with the merger with Asahi Shinwa & Co. and Inoue Saito Eiwa Audit Corporation (established in April 1978)

	January, 2004	Current KPMG AZSA & Co. was formed with the merger of Asahi & Co. and KPMG AZSA & Co.

Profile	Amount of Capital	3,760 million yen

	Number of employees (excluding part-time employees)

	Certified Public Accountants	1,788	(including 258 Representative Partners and 236 Partners)
	Assistant Certified Public Accountants	1,662
	Other	1,067

	Total	4,517

	Number of Clients	5,178
			(As of March 31, 2008)

Note:	The candidate has received compensation from a part of subsidiaries and affiliated companies of the Company within the past two years for consulting and other services provided in connection with the establishment of their internal control system over financial reporting.

Proposal No. 4: Approval of Payment of Bonuses to Directors

It is proposed that 175,000,000 yen be paid to the 11 Directors who are not Outside Directors and holding office as of the last day of the 170th Business Period as bonuses for the 170th Business Period in view of the results of operations and other factors.

Proposal No. 5: Revision of the Amount of Remuneration for Corporate Auditors

The total amount of remuneration payable to Corporate Auditors has been a maximum of 8,000,000 yen per month since it was approved at the 153rd Ordinary General Meeting of Shareholders held on June 27, 1991. In view of the subsequent changes in the economic environment, the revisions of remuneration system for Corporate Auditors, and the need for securing well-qualified personnel as Corporate Auditors for strengthening corporate governance, it is proposed that the total amount of remuneration payable to Corporate Auditors be revised to a maximum of 12,000,000 yen per month.

There are currently five Corporate Auditors (three of which are Outside Corporate Auditors) and there will also be five Corporate Auditors (three of which will be Outside Corporate Auditors) if Proposal No.2 is approved as proposed.

***

BUSINESS REPORT

(For the period from April 1, 2007 to March 31, 2008)

1.	Review of Operations

(1)	Development and Results of Operations of the NEC Group

Overview

The global economy as a whole exhibited steady growth during the fiscal year ended March 31, 2008 (“this Business Period”), owing to high levels of continuous growth in developing countries such as China and India, despite a slowdown in the U.S. economy due to a worsening housing market. Despite a decline in housing investment, the Japanese economy also continued to enjoy a slow expansion supported by an exports-led improvement in corporate earnings. In the second half of this Business Period, however, business prospects in both domestic and international markets became increasingly unclear as a result of turmoil in the financial markets triggered by the subprime mortgage loan crisis in the U.S., as well as rising prices for oil and raw materials.

Amid this business environment, the NEC Group adopted a management policy for this Business Period of “ensuring projected operating income and implementing growth measures” and undertook efforts to enhance growth ability and improve profitability.

To enhance growth ability, the Company promoted growth strategies centered on the next-generation network (“NGN”), and significantly expanded its NGN construction business for telecommunications carriers. At the same time, the NEC Group steadily increased sales in the area of construction and provision of service platforms which are the key infrastructure for enterprise customers to provide network-based services. In addition, the NEC Group strengthened the efforts to expand its global operations by entering into a preliminary agreement with Alcatel-Lucent to undertake extensive collaboration to develop and provide solutions for telecommunication carriers in such fields as NGN and next generation mobile/wireless communications, as well as strengthening cooperation with global IT vendors. The sales of PASOLINK®, an ultra-compact, point-point microwave communication system used in the communication networks of mobile telecommunication carriers, increased especially in Asian and Middle Eastern markets due to its high quality and price competitiveness, and resulted in the system capturing the top global market share for 2007 (cumulative results from January 2007 to December 2007).

In order to improve profitability, the NEC Group focused on recovery of business performance in the areas of Mobile Terminals and Semiconductors, as well as reducing costs across the entire group through production innovation. In the area of Mobile Terminals, under a basic policy of “ensuring profitability and strengthening product competitiveness for re-growth”, the Company endeavored to improve development efficiency and successfully developed and launched attractive handsets, including well designed and ultra slim products. In the area of Semiconductors, under a basic policy of “rebuilding for mid-term growth”, efforts were made to streamline research and development activities and reduce other fixed costs. As a part of group-wide production innovation, the Company promoted further implementation of the Toyota production system not only in factories but also in the area of software development and systems integration.

The Company recorded consolidated sales of 4,617.2 billion yen for this Business Period, a decrease of 35.5 billion yen (0.8%) year-on-year. Despite a steady increase in sales in the IT/Network Solutions business, particularly in the areas of IT Services/System Integration and Network Systems, this decrease can be attributed to the sale of the personal computer (“PC”) business in Europe in the second half of the previous business period in the Mobile/Personal Solutions business, and a decrease in sales of electronic components in the Electron Devices business.

Regarding profitability, operating income increased 86.8 billion yen year-on-year to 156.8 billion yen (2.2 times compared with the previous business period). This increase can be attributed to a return to profitability from the deficit in the previous business period in the Mobile/Personal Solutions and Electron Devices businesses as a result of the aforesaid business improvement measures in the areas of Mobile Terminals and Semiconductors. It is also due to increased sales and cost reductions derived from production innovation activities in the IT/NW Solutions business.

Mainly due to an increase in operating income, as well as an improvement in non-operating income owing to an improvement in equity in earnings of affiliated companies, ordinary income rose by 95.9 billion yen year-on-year to 112.2 billion yen (6.9 times compared with the previous business period).

The Company recorded income before income taxes and minority interests of 93.6 billion yen, a decrease of 2.7 billion yen (2.8%) year-on-year. Despite an increase in ordinary income, this was mainly due to a decrease in special gains resulting from a decrease in gains from the sale of investment securities, as well as the recording of special gains in the previous business period accompanying the cancellation of a part of the employee pension trust.

Despite a decrease in income before income taxes and minority interests, net income increased by 13.6 billion yen year-on-year to 22.7 billion yen (2.5 times compared with the previous business period) mainly due to a decrease in income taxes.

Review of Operations by Business Segments and Major Business

The NEC Group’s primary business consists of three business segments: IT/Network Solutions business, Mobile/Personal Solutions business and Electron Devices business. The following are major services and products, and a review of the financial results for each business segment of the NEC Group for this Business Period.

IT/Network Solutions Business

Subsegment	Major Services and Products
IT Services/System Integration	Systems Integration (Systems Construction, Consulting), Maintenance and Support, Outsourcing Services

IT Products	Intel-based Servers, Mainframe Computers, UNIX Servers, Supercomputers, Storage Products, Business PCs, Professional Workstations, Computer Software (Operating Systems, Middleware, Application Software)

Network Systems	Network Systems for telecommunications carriers (Mobile Communications Systems, Fixed-line Communications Systems, etc.), Enterprise Network Systems (IP Telephony Systems, etc.)

Social Infrastructure	Broadcasting Systems and Video Equipment, Control Systems, Transportation Systems, Aerospace Systems (Aircraft Traffic Control Systems, Satellites, etc.), Defense Systems (Radar Equipment, etc.), Fire and Disaster Prevention Systems

Sales of the IT/Network Solutions business for this Business Period amounted to 2,866.2 billion yen (including inter segment transactions), representing a year-on-year increase of 107.4 billion yen (3.9%).

With regard to sales by subsegments, in the area of IT Services/System Integration, sales to nearly all business sectors increased steadily. In the area of Network Systems, in particular, sales of the ultra-compact, point-to-point microwave communication systems, PASOLINK®, to telecommunications carriers abroad and submarine cables systems increased strongly. In addition, sales in the area of Social Infrastructure increased. On the other hand, sales in the area of IT Products decreased year-on-year, mainly owing to the transfer of sales operations for optical disk drives.

Operating income increased 6.6 billion yen (4.3%) year-on-year to 160.6 billion yen. This was mainly due to increased sales and the cost reduction through production innovation activities in the area of IT Services/System Integration.

Mobile/Personal Solutions Business

Subsegment	Major Services and Products
Mobile Terminals	Mobile Handsets

Personal Solutions	PCs, Personal Communication Equipment, “BIGLOBE” Internet Services

Sales of the Mobile/Personal Solutions business for this Business Period were 872.9 billion yen (including inter segment transactions), a decrease of 92.1 billion yen (9.5%) year-on-year.

With regard to sales by subsegments, in the area of Mobile Terminals, sales decreased year-on-year, mainly owing to streamlining the overseas mobile handsets business. In the area of Personal Solutions, sales fell year-on-year. This was mainly due to the sale of the PC business in Europe in the second half of the previous business period.

The Mobile/Personal Solutions business recorded operating income of 23.2 billion yen, a year-on-year improvement of 56.7 billion yen. This improvement is mainly attributed to the completion of structural reform in the overseas mobile handsets business and an improvement in development efficiency in the area of Mobile Terminals, as well as the cost reductions in the area of Personal Solutions.

Electron Devices Business

Subsegment	Major Services and Products
Semiconductors	System LSIs (For Use in Communications Equipment, Computing and Peripheral Products, Consumer Electronics Products, Automotive and Industrial Products), Microcomputers, Discrete Devices, Optical and Microwave Devices

Electronic Components & Others	LCDs, Capacitors, Lithium-ion Rechargeable Batteries, Piezoelectric Devices, Relays, IC Cards, IC Tags

Sales of the Electron Devices business for this Business Period amounted to 830.9 billion yen (including inter segment transactions), a decrease of 30.2 billion yen (3.5%) year-on-year.

With regard to sales by subsegments, in the area of Semiconductors, sales fell year-on-year. Despite an increase in sales of semiconductors for digital household appliances and automobiles, this fall was mainly due to a decrease in sales of semiconductors for telecommunication equipment and computer peripherals. In the area of Electronic Components and Others, sales fell year-on-year, mainly owing to a decrease in sales of lithium-ion rechargeable batteries and small sized LCDs.

The Electron Devices business recorded an operating income of 7.4 billion yen, an improvement of 30.4 billion yen year-on-year. This was mainly due to a reduction in fixed costs such as research and development costs and a decrease of depreciation costs in the area of Semiconductors.

Others

Sales of the Others segment, which mainly consists of the manufacture and sale of monitors and LCD projectors, were 487.9 billion yen (including inter segment transactions), a decrease of 60.7 billion yen (11.1%) year-on-year.

Operating income amounted to 11.8 billion yen, a decrease of 6.0 billion yen year-on-year, mainly owing to a decrease in sales.

(2)	Capital Expenditures of the NEC Group

The total capital expenditures of the NEC Group amounted to 122.6 billion yen during this Business Period. Major capital expenditures included investment in production lines for advanced semiconductor products, equipment for development of software and NGN-related products, as well as equipment for its “BIGLOBE” Internet services.

(3)	Financing Activities of the NEC Group

There was no material fund procurement by means of issuance of shares or bonds by the NEC Group during this Business Period.

(4)	Challenges to be Addressed by the NEC Group

Based on the NEC Group Corporate Philosophy, and the “NEC Group Vision 2017” which was set out in April 2008, the NEC Group aims to realize by leveraging the power of innovation an “Information society friendly to humans and the earth” and will promote further growth and increase profitability through the provision of total solutions gathering together its world-class technological competence in the three business domains of IT/Network Solutions, Mobile/Personal Solutions and Electron Devices.

Regarding the growth strategy, the NEC Group will pursue business opportunities which will be expanded by the next generation network (“NGN”) and focus on creating new business and new markets through aggressively promoting collaborations with other companies as well as proceeding with the integration of IT and network technologies.

In the IT/Network Solutions business, the NEC Group will proceed discussions with Alcatel-Lucent for a wide range of collaboration covering the development and provision of the solutions for telecommunications carriers, such as solutions in NGN and next generation mobile/wireless communications. The NEC Group will also expand alliances with major global IT vendors in the areas of construction and provision of service platforms which are the key infrastructure of network services.

In the Mobile / Personal Solutions business, the NEC Group will work diligently to establish new markets for NGN by, among other things, developing new products with enhanced mobility and portability to enable customers to utilize sophisticated functions and services whenever and wherever.

The NEC Group promotes an environmentally-focused management aimed at the realization of an “information society friendly to humans and the earth”. The NEC Group will make every effort to contribute to global environmental protection through realizing power-efficiency in customer’s IT systems by developing the products used environmentally-conscious technologies such as the servers and storage products using power-saving technologies, low power consumption semiconductors and energy-saving control software.

The NEC Group will also make an effort to develop and increase the shipment of new products with competitive edge in the global market by concentrating its management resources on growth areas. The NEC Group will accelerate expansion of its global business through such measures as well as alliances with overseas companies.

To improve profitability, the NEC Group will further strengthen the business and financial position in the areas of Semiconductors and Mobile Terminals by reducing fixed costs, increasing development efficiency and improving cost structures. The NEC Group aims to achieve cost reduction that surpasses price erosion through production innovation activities in the areas of systems construction as well as products such as PCs and servers. In particular, the NEC Group will improve profitability in the area of System Integration by increasing customer orders and improving customer satisfaction by increasing IT consultants, and through production innovation activities such as visualization of software development which enables improvement of software quality and reduction in working hours.

The NEC Group will also strive for reform in its cost structure by promoting continuous business process innovation and improving work efficiency throughout the NEC Group including corporate staff.

In addition, the NEC Group will focus on reinforcing consolidated group management, by making continuous efforts to strengthen group-wide internal control system through, among others, ensuring thorough compliance and reinforcing information security measures and the risk management system.

The NEC Group will also make efforts to expand cooperative activities among all NEC group companies in the sale of products and provision of services and enhance the management of intellectual property rights and brand reputation, and promote global business by leveraging its collective power of the NEC Group.

By thoroughly implementing the measures mentioned above, the NEC Group will expand its business and improve profitability with the aim of realizing an “information society friendly to humans and the earth”.

(5)	Changes in the Results of Operations and the Financial Position

(i)	Changes in the Results of Operations and the Financial Position (Consolidated)

a. For the fiscal year ended March 31, 2005

<U.S. GAAP financial information>

(In billions of yen except per share figures)
Fiscal Year	Fiscal Year ended
Indices	March 31, 2005 (167th Business Period)
Net sales	4,801.7
Net income from continuing operations before income tax	145.1
Net income	77.2
Net income per share (yen)	39.62
Diluted net income per share (yen)	36.37
Total assets	3,982.5
Net assets	737.0

Notes:	1.	The consolidated financial information of the Company for the fiscal year ended March 31, 2005 shown in the table above is based on the consolidated financial statements of the relevant fiscal year prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). There are significant differences between generally accepted accounting principles in Japan (“Japan GAAP”) and U.S. GAAP and the financial information set forth in this document might be significantly affected if a reconciliation to Japan GAAP is presented. Furthermore, the Company was unable to complete the additional analysis relating revenue recognition under U.S. GAAP for the financial statements to be filed with the SEC for the fiscal year ended March 31, 2006. As a result, the Company has been unable to file its Form 20-F annual reports with the SEC for the fiscal year ended March 31, 2006 and thereafter. In addition, the Company’s U.S. GAAP consolidated financial statements previously filed with or submitted to the SEC for the fiscal years ended March 31, 2000 and thereafter should no longer be relied upon. Because of the complexities involved in determining the adjustments required to restate its U.S. GAAP consolidated financial results, the Company has concluded that a restatement is not practicable.
	2.	“Net income from continuing operations before income tax” is presented excluding net income from operations that were discontinued during the fiscal year ended March 31, 2006.
	3.	“Net income per share” is calculated based on Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” “Net income per share” means “Basic earnings per share” in SFAS No. 128, and it is calculated based on the weighted-average number of shares outstanding for the fiscal year ended March 31, 2005. “Diluted net income per share” means “Diluted earnings per share” in SFAS No. 128, and it is calculated considering effect of dilutive securities.

b. For the fiscal years ended March 31, 2006 through March 31, 2008

<Japan GAAP financial information>

	(In billions of yen except per share figures)
Fiscal Year	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
Indices	March 31, 2006 (168th Business Period)	March 31, 2007 (169th Business Period)	March 31, 2008 (170th Business Period)
Net sales	4,930.0	4,652.6	4,617.2
Ordinary income	15.0	16.3	112.2
Net income (loss)	(10.1)	9.1	22.7
Net income (loss) per share (yen)	(5.26)	4.43	11.06
Total assets	3,802.8	3,731.7	3,526.8
Net assets	1,029.8	1,240.1	1,185.5

Notes:	1.	The consolidated financial information of the Company for the fiscal year ended March 31, 2006, the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2008 is based on the consolidated financial statements of the relevant fiscal year prepared in accordance with the Japan GAAP. The consolidated financial statements for the fiscal year ended March 31, 2006 are prepared based upon the “Regulation for Terminology, Forms, and preparation of Consolidated Financial Statements” before amendment.
	2.	“Net income (loss) per share” is calculated based on the weighted-average number of shares outstanding during each period. In addition, the Company has adopted “Accounting standard regarding the net income per share” (Statement No.2 of Accounting Standards Board of Japan) and “Implementation Guidance for the application of the accounting standard regarding the net income per share” (Implementation Guideline No.4 of Accounting Standards Board of Japan).
	3.	Effective from the fiscal year ended March 31, 2006, the Company has applied “Amendments to Accounting Standard for Retirement Benefits” (Statement No.3 of Accounting Standards Board of Japan) and “Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits” (Guidance No.7 of Accounting Standards Board of Japan).
	4.	In the past, the Company accrued repair expenses for products during warranty periods when the repair services were rendered. However, effective from the fiscal year ended March 31, 2006, the Company has adopted a method for accruing repair expenses as a reserve for product warranty liabilities using the historical repair expense ratio against net sales.
	5.	In calculating net assets, the Company has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Statement No.5 of Accounting Standards Board of Japan) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Guidance No.8 of Accounting Standards Board of Japan), effective from the fiscal year ended March 31, 2007.
	6.	The Company has applied “Practical Solution on Revenue Recognition of Software” (PITF Report No.17) effective from the fiscal year ended March 31, 2007 and accrued estimated amounts based on historical repair expenses ratios and estimated amounts individually measured on the incremental repair expenses that are expected to be incurred, in expectation for repair expenses for defects after delivery of products to customers.

(ii)	Changes in the Results of Operations and the Financial Position (Non-Consolidated)

	(In billions of yen except per share figures)
Fiscal Year	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
Indices	March 31, 2005 (167th Business Period)	March 31, 2006 (168th Business Period)	March 31, 2007 (169th Business Period)	March 31, 2008 (170th Business Period)
Net sales	2,426.8	2,370.7	2,210.8	2,352.6
Ordinary income	40.2	27.5	6.9	53.2
Net income (loss)	24.2	41.8	5.6	(9.1)
Net income (loss) per share (yen)	12.49	21.11	2.77	(4.51)
Total assets	2,487.7	2,458.4	2,422.6	2,399.4
Net assets	914.2	1,004.8	989.2	938.3

Notes:	1.	In reporting figures above, fractions less than hundred-million yen are discarded in the fiscal year ended March 31, 2005 and the fiscal year ended March 31, 2006 and rounded off to the nearest hundred-million yen in the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2008.
	2.	“Net income (loss) per share” is calculated based on the weighted-average number of shares outstanding during each fiscal year.
	3.	Effective from the fiscal year ended March 31, 2006, the Company has applied “Amendments to Accounting Standard for Retirement Benefits” (Statement No.3 of Accounting Standards Board of Japan) and “Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits” (Guidance No.7 of Accounting Standards Board of Japan).
	4.	In the past, the Company accrued repair expenses for products during warranty periods when the repair services were rendered. However, effective from the fiscal year ended March 31, 2006, the Company has adopted a method for accruing repair expenses as a reserve for product warranty liabilities using the historical repair expenses ratio against net sales.
	5.	In calculating net assets, the Company has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Statement No.5 of Accounting Standards Board of Japan) and “Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Guidance No.8 of Accounting Standards Board of Japan), effective from the fiscal year ended March 31, 2007.
	6.	The Company has applied “Practical Solution on Revenue Recognition of Software” (PITF Report No.17) effective from the fiscal year ended March 31, 2007 and accrued estimated amounts based on historical repair expenses ratios and estimated amounts individually measured on the incremental repair expenses that are expected to be incurred, in expectation for repair expenses for defects after delivery of products to customers.

(6)	Company Splits

There was no material incorporation-type company split nor absorption-type company split done by the NEC Group during this Business Period.

(7)	Parent Company and Principal Subsidiaries

(i)	Parent Company

The Company has no parent company.

(ii)	Principal Subsidiaries

Name of Subsidiary	Capital	Percentage of Shares Held	Main Business
	(Millions of yen)	(%)
NEC Personal Products, Ltd.	18,830	100	Development, manufacture, sale and maintenance of personal computers, etc.
NEC Infrontia Corporation	10,331	100	Development, manufacture and sale of communications systems, POS terminals, etc.
NEC Soft, Ltd.	8,668	100	Provision of systems integration services, etc., and development and sale of software
NEC Access Technica, Ltd.	4,000	100	Development and manufacture of computer peripheral equipment, communications equipment, etc. to be sold by the Company and its affiliated companies
NEC Computertechno, Ltd.	1,200	100	Development, design and manufacture of computers to be sold by the Company
NEC Communication Systems, Ltd.	1,000	100	Development and sale of network systems-related software and equipment
NEC Nexsolutions, Ltd.	815	100	Provision of systems integration services, etc. and sale of computers, etc.
NEC Saitama, Ltd.	200	100	Development and manufacture of mobile handsets and mobile communication base stations to be sold by the Company
NEC Electronics Corporation	85,955	65.0	Development, manufacture and sale of semiconductors
NEC Networks & System Integration Corporation	13,122	38.4	Design, construction and maintenance of information and communications systems, installation of telecommunications systems and sale of information and communications equipment, etc.
NEC TOKIN Corporation	12,990	40.3 (0.4)	Development, manufacture and sale of electronic materials and electronic components
NEC Fielding, Ltd.	9,670	37.2	Installation and maintenance of computers and network systems
Nippon Avionics Co., Ltd.	5,145	50.0	Development, manufacture and sale of information systems, electronic devices and electronic components
NEC Mobiling, Ltd.	2,370	51.0	Sale and maintenance of mobile handsets

Name of Subsidiary	Capital	Percentage of Shares Held	Main Business
	(Thousands of U.S. dollars)
NEC Corporation of America (U.S.A.)	1,021,054	100	Regional representative and supervising operation in North America, sale of computers-related equipment and communications equipment, and provision of systems integration services, etc.
	(Thousands of sterling pound)
NEC Europe Ltd. (U.K.)	64,720	100	Regional representative and supervising operation in Europe, including supervision of sales and inventory management of NEC Group companies
	(Thousands of U.S. dollars)
NEC (China) Co., Ltd. (People’s Republic of China)	121,784	100	Regional representative and supervising operation in the People’s Republic of China
	(Thousands of Singapore dollars)
NEC Asia Pte. Ltd.	12,644	100	Regional representative and supervising operation in Southeast Asia, sale of computers-related equipment and communications equipment, and provision of systems integration services, etc.

Notes:	1.	Parenthetical figures indicate the percentage of shares held indirectly by the Company.
	2.	The figures for the percentage of shares held of NEC Electronics Corporation, NEC Networks & System Integration Corporation, NEC TOKIN Corporation and NEC Fielding, Ltd. shown above do not account for the following shares that were contributed by the Company and its subsidiaries as part of employee pension trust. The voting rights of such shares will be exercised at the instruction of the Company and its subsidiaries pursuant to the terms of the trusts indentures.

	Company	Subsidiaries
NEC Electronics Corporation	6,200,000 (5.0%)	—
NEC Networks & System Integration Corporation	6,400,000 (12.9%)	—
NEC TOKIN Corporation	12,700,000 (11.2%)	772,000 (0.7%)
NEC Fielding, Ltd.	16,300,000 (29.9%)	—

3.	As of October 1, 2007, NEC Asia Pte. Ltd. was established by consolidation of NEC Solutions Asia Pacific Pte. Ltd. and NEC Business Coordination Centre (Singapore) Pte. Ltd.

(8)	Principal Offices of the NEC Group, etc.

Head Office	Minato-ku, Tokyo

Branch Divisions	Hokkaido Branch Division (Sapporo)
Tohoku Branch Division (Sendai)
Kanto-Shinetsu Branch Division (Saitama)
Tokyo Branch Division (Minato-ku, Tokyo)
Kanagawa Branch Division (Yokohama)
Shizuoka Branch Division (Shizuoka)
Chubu Branch Division (Nagoya)
Hokuriku Branch Division (Kanazawa)
Kansai Branch Division (Osaka)
Chugoku Branch Division (Hiroshima)
Shikoku Branch Division (Takamatsu)
Kyushu Branch Division (Fukuoka)

Plants	Tamagawa Plant (Kawasaki)
Fuchu Plant (Fuchu, Tokyo)
Sagamihara Plant (Sagamihara)
Abiko Plant (Abiko)

Domestic Manufacturing Center	NEC Computertechno, Ltd. (Kofu)
NEC Yamanashi, Ltd. (Otsuki)
NEC Saitama, Ltd. (Kamikawamachi, Kodama-gun, Saitama)
NEC Personal Products, Ltd. (Yonezawa)
NEC Yamagata, Ltd. (Tsuruoka)
NEC Kyushu, Ltd. (Kumamoto)

Overseas Subsidiaries	NEC Corporation of America (U.S.A.)
NEC Europe Ltd. (U.K.)
NEC (China) Co., Ltd. (People’s Republic of China)
NEC Asia Pte. Ltd. (Singapore)

Notes:	1.	As of Aprl 1, 2008, NEC Yamagata, Ltd. was renamed NEC Semiconductors Yamagata, Ltd.
	2.	As of April 1, 2008, NEC Kyushu, Ltd. was consolidated with NEC Yamaguchi, Ltd. and NEC Semicon Package Solutions, Ltd and renamed NEC Semiconductors Kyushu Yamaguchi, Ltd.

(9)	Employees

(i)	Employees of the NEC Group

Sebsegment	Number of Employees
IT/Network Solutions Business	80,191
Mobile/Personal Solutions Business	8,577
Electron Devices Business	44,467
Others	19,687
Total	152,922

Note:	The Number of Employees above includes the number of temporary employees.

(ii)	Employees of the Company

Number of Employees	Increase (Decrease) from March 31, 2007	Average Age	Average Years of Employment
23,059	457	39.8	15.8

Note:	The Number of Employees above does not include the number of temporary employees.

(10)	Major Borrowings

Creditors	Balance of Borrowings (In millions of yen)
Sumitomo Mitsui Banking Corporation	38,867
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	22,106
The Sumitomo Trust & Banking Co., Ltd.	21,840
Mizuho Corporate Bank, Ltd.	13,045
Sumitomo Life Insurance Company	12,032

2.	Shares and Shareholders of the Company

(1)	Total Number of Authorized Shares	7,500,000,000 shares

(2)	Total Number of Shares Issued	2,029,732,635 shares

Note: The number of shares issued increased by 177,223 shares as a result of conversion of convertible bonds during this Business Period.

(3)	Number of Shareholders 254,577

(4)	Major Shareholders (Top 10)

Name of Shareholders	Number of Shares Held	Percentage of Shares Held
	(In thousands of shares)
Japan Trustee Services Bank, Ltd. (Trust Account)	91,328	4.50%
The Master Trust Bank of Japan, Ltd. (Trust Account)	84,444	4.16%
Japan Trustee Services Bank, Ltd. (Trust Account No.4)	56,657	2.79%
Hero and Company	49,370	2.43%
Sumitomo Life Insurance Company	41,000	2.02%
Nippon Life Insurance Company	39,977	1.97%
NEC Employee Shareholding Association	32,021	1.58%
The State Street Bank and Trust Company 505103	27,087	1.33%
The Dai-ichi Mutual Life Insurance Company	24,569	1.21%
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Retrust Account/Sumitomo Corporation Employee Pension Trust Account)	23,299	1.15%

Notes:	The Company received from Brandes Investment Partners, L.P. a copy of a large shareholding report (“Tairyo Hoyu Hokokusyo”) dated April 21, 2008, indicating that, as of April 15, 2008, it held 107,868,837 shares, or 5.31% of the total issued shares, of the Company. The Company is unable to confirm its shareholdings of beneficially owned shares of the Company at the end of this Business Period.

(5)	Classification of Shareholders

Classification of Shareholders	Percentage of Shares Held
Japanese government and local government	0.00%
Financial Institutions	29.97%
Securities Companies	1.66%
Other Corporations	4.69%
Foreign Investors	25.42%
Japanese Individuals and Others	38.26%
Total	100%

3.	Matters concerning stock acquisition rights, etc. (the “Rights”)

(1)	The Rights held by the Directors of the Company which were granted as compensation for the performance of their duties

Not applicable.

(2)	The Rights granted to the employees of the Company during this Business Period as compensation for the performance of their work

Not applicable.

(3)	Other material information concerning the Rights

(i)	Stock acquisition rights

As an incentive to promote management highly conscious of shareholder value and to improve the performance of the NEC Group, the Company granted the stock acquisition rights to the Directors and employees of the Company having the important responsibilities, and full-time chairpersons and presidents of the Company’s subsidiaries in Japan that play an important role in implementing the business strategies of the NEC Group. The summary of the stock acquisition rights that are in effect as of March 31, 2008 is as follows:

Year of issuance	Number of holders	Number of the Rights	Number of shares to be issued or transferred upon exercise of the Rights	Amount to be paid for exercise of the Rights	Exercise period
April 2002-March 2003	91	134	134,000	888 yen per share	From July 1, 2004 to June 30, 2008
April 2003-March 2004	101	154	154,000	769 yen per share	From July 1, 2005 to June 30, 2009
April 2004-March 2005	125	201	201,000	801 yen per share	From July 1, 2006 to June 30, 2010
April 2005-March 2006	174	290	290,000	637 yen per share	From July 1, 2007 to June 30, 2011
April 2006-March 2007	171	294	294,000	636 yen per share	From August 1, 2008 to July 31, 2012

(ii)	Convertible bonds

The Company issued convertible bonds pursuant to Article 341-2 of the Commercial Code (before amendment on April 1, 2002). The summary of the convertible bonds that are in effect as of March 31, 2008 is as follows:

Name (Date of issuance)	Expiration date of exercise period	Convertible price	Balance of convertible bonds (In millions of yen)
Unsecured 10th convertible Bonds (April 15,1996)	September 29, 2011	1,326.00 yen	97,669
Euro Yen Convertible Bonds due 2010 (December 10, 2010)	March 17, 2010	1,664.10 yen	100,000

4.	Matters related to Directors and Corporate Auditors

(1)	Name, Position at the Company and Responsibility or Representative Status in Other Company or Entities of Directors and Corporate Auditors

Name	Position at the Company	Responsibility or Representative Status in Other Companies or Entities

Hajime Sasaki	Chairman of the Board (Representative Director)	Overall management for the operation of fundamental matters of the Company Chairman, Japanese Standards Association

Kaoru Yano	President (Representative Director)	Overall management of execution of the Company’s business, and Corporate Auditing

Kazumasa Fujie	Senior Executive Vice President and Member of the Board (Representative Director)	Assisting President regarding Domestic Sales, Government Community Financial and Carrier Solutions, Enterprise Solutions and Social Infrastructure Solutions/ Export & Import Trade Control/ Important matters relating to Marketing

Botaro Hirosaki	Executive Vice President and Member of the Board	Carrier Network, and important matters relating to International Business Promotion

Masatoshi Aizawa	Executive Vice President and Member of the Board	Government Community Financial and Carrier Solutions, Social Infrastructure Solutions and global strategy for IT solutions

Saburo Takizawa	Executive Vice President and Member of the Board	Enterprise Solutions

Konosuke Kashima	Executive Vice President and Member of the Board	Assisting President regarding Corporate Auditing/Corporate Planning, Corporate Communications, Affiliated Company and General Affairs/Important matters relating to Corporate Business Development, Human Resources Development, and HR Support and Health Care

Akihito Otake	Executive Vice President and Member of the Board	Personal Solutions

Tsutomu Nakamura	Senior Vice President and Member of the Board	Intellectual Asset R&D and Corporate IT

Toshimitsu Iwanami	Senior Vice President and Member of the Board	Domestic Sales and Marketing

Takao Ono	Senior Vice President and Member of the Board	Internal Control over Financial Reporting, Corporate Controller and Corporate Finance and IR

Toshio Morikawa	Member of the Board	Advisor, Sumitomo Mitsui Banking Corporation

Yoshinari Hara	Member of the Board	Chairman of the Board, Daiwa Securities Group Inc.

Sawako Nohara	Member of the Board	President, IPSe Marketing, Inc.

Kenji Miyahara	Member of the Board	Senior Adviser, Sumitomo Corporation

Hideaki Takahashi	Member of the Board	Professor, Keio University Graduate School of Media and Governance

Hiroshi Takakuta	Corporate Auditor (full-time)	-

Kenji Seo	Corporate Auditor (full-time)	-

Shinichi Yokoyama	Corporate Auditor	Chairman, Representative Director, Sumitomo Life Insurance Company

Muneo Shigematsu	Corporate Auditor	-

Tatsuzo Homma	Corporate Auditor	Attorney at law

Notes:	1.	At the 169th Ordinary General Meeting of Shareholders held on June 21, 2007, Messrs. Botaro Hirosaki, Akihito Otake, Toshimitsu Iwanami, Takao Ono, Kenji Miyahara and Hideaki Takahashi were newly elected as Directors of the Company.
	2.	At the 169th Ordinary General Meeting of Shareholders held on June 21, 2007, Mr. Kenji Seo was newly elected as a Corporate Auditor of the Company.
	3.	Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi and Ms. Sawako Nohara are Outside Directors.
	4.	Messrs. Shinich Yokoyama, Muneo Shigematsu and Tatsuzo Homma are Outside Corporate Auditors.
	5.	Messrs. Kenji Seo and Muneo Shigematsu have considerable expertise in finance and accounting as follows:

Kenji Seo	Former General Manager of Corporate Finance and IR Division and Affiliated Company Division of the Company and engagement in financial affairs for many years

Muneo Shigematsu	Former Director of Sumitomo Corporation responsible for accounting

6.	The names of Directors and a Corporate Auditor who retired during this Business Period, their position at the time of the retirement and the date and reasons of their retirement are as follows:

Name	Position at the time of retirement	Date of retirement (reason)

Kazuhiko Kobayashi	Executive Vice President and Member of the Board	June 21, 2007 (expiration)

Shunichi Suzuki	Executive Vice President and Member of the Board	June 21, 2007 (expiration)

Yasuo Matoi	Executive Vice President and Member of the Board	June 21, 2007 (expiration)

Akira Uehara	Member of the Board	June 21, 2007 (expiration)

Shigeo Matsumoto	Corporate Auditor	June 21, 2007 (resignation)

7.	On April 1, 2008, the positions and responsibilities of Directors were changed as follows:

Name	Position after change	Responsibility after change

Kazumasa Fujie	Senior Executive Vice President and Member of the Board (Representative Director)	Special assignment by President

Botaro Hirosaki	Senior Executive Vice President and Member of the Board (Representative Director)	Intellectual Asset R&D and Export & Import Trade Control/Important matters relating to International Business Promotion

Masatoshi Aizawa	Senior Executive Vice President and Member of the Board (Representative Director)	Global Solutions Business Promotion and Corporate IT

Saburo Takizawa	Executive Vice President and Member of the Board	Special assignment by President

Konosuke Kashima	Executive Vice President and Member of the Board	Assisting President regarding Corporate Auditing/ Corporate Communications and General Affairs/ Important matters relating to Corporate Strategy and Business Development, Corporate Alliance, Affiliated Company, Human Resources Development, HR Support and Health Care

Akihito Otake	Executive Vice President and Member of the Board	Mobile Terminals and Personal Solutions

Tsutomu Nakamura	Senior Vice President and Member of the Board	Special assignment by President

8.	In addition to the above, important concurrent positions held by Directors are as follows:

Name	Concurrent Position	Name of Concurrent Company

Hajime Sasaki	Outside Director Outside Director	Teijin Limited Komatsu Ltd.

Masatoshi Aizawa	Outside Director	Keyware Solutions Inc.

Note:

Important concurrent positions held by Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi are as described in “(3) (i) Important concurrent positions held by Outside Directors and an Outside Corporate Auditor (the concurrent positions as Directors involved in execution of operations, Corporate Executive Officers, Outside Directors or Outside Corporate Auditors of other companies)”.

Mr. Masatoshi Aizawa retired the Outside Director of Keyware Solutions Inc. on April 1, 2008.

(2)	Remuneration for Directors and Corporate Auditors

(i)	Company Policy on Remuneration

The maximum total amounts of remuneration for Directors and Corporate Auditors are determined by a resolution at the general meeting of shareholders.

The Company has established the Compensation Committee which consists of five members including three outside members (of which one is the chairperson). The Compensation Committee deliberates the remuneration system and the level of remuneration of Directors and reports the results of its deliberations to the Board of Directors.

Remunerations for Directors are determined according to their positions and the distinction of Outside Director or not, and bonuses for Directors are calculated by adding evaluation under certain rules of the contribution to the business results of the Company by their performance during previous fiscal year to the amount prescribed based on their position. No bonuses are paid to Outside Directors.

Remunerations for Corporate Auditors are calculated under certain rules determined by the Board of Corporate Auditors, and no bonuses are paid to Corporate Auditors.

The Company abolished retirement allowance system for Directors and Corporate Auditors at the close of the 168th Ordinary General Meeting of Shareholders held on June 22, 2006.

(ii)	Amounts of Remuneration for this Business Period

	Remuneration		Bonus
	Headcount	Total Amount (in millions of yen)	Headcount	Total Amount (in millions of yen)
Directors (of which Outside Directors)	16 (5)	497 (54)	11 —	175 —
Corporate Auditors (of which Outside Corporate Auditors)	5 (3)	89 (36)	— —	— —

Notes:	1.	The total amount of bonus in the table above is to be submitted for approval to the 170th Ordinary General Meeting of Shareholders.
	2.	The Company paid as retirement allowance 21,700,000 yen to four Directors and 3,600,000 yen to one Corporate Auditor who retired during this Business Period.
	3.	The maximum monthly remuneration for Directors is 65,000,000 yen (approved at the 153rd Ordinary General Meeting of Shareholders held on June, 27, 1991).
	4.	The maximum monthly remuneration for Corporate Auditors is 8,000,000 yen (approved at the 153rd Ordinary General Meeting of Shareholders held on June 27, 1991).

(3)	Matters related to Outside Directors and Outside Corporate Auditors

(i)	Important concurrent positions held by Outside Directors and an Outside Corporate Auditor (the concurrent positions as Directors involved in execution of operations, Corporate Executive Officers, Outside Directors or Outside Corporate Auditors of other companies)

Name	Concurrent Position	Name of Other Companies

Toshio Morikawa	Outside Director Outside Director Outside Director	Komatsu Ltd. Taisho Pharmaceutical Co., Ltd. The Royal Hotel, Limited

Yoshinari Hara	Corporate Executive Officer Outside Director Outside Director	Daiwa Securities Group Inc. Tokyo Stock Exchange Group, Inc. Tokyo Stock Exchange, Inc.

Sawako Nohara	Representative Director	IPSe Marketing, Inc.

Kenji Miyahara	Outside Director	Hitachi, Ltd.

Hideaki Takahashi	Outside Director	Fukuoka Financial Group, Inc.

Shinichi Yokoyama	Representative Director	Sumitomo Life Insurance Company

Notes:	1.	Mr. Yoshinari Hara retired the Corporate Executive Officer of Daiwa Securities Group Inc. on March 31, 2008.
	2.	The Company has continuous business relationship with Daiwa Securities Group Inc. such as sales of the Company’s products and provision of services including, without limitation, system construction, operation and maintenance.
	3.	The Company has continuous business relationship with IPSe Marketing, Inc., to which the Company consigns research and consulting service on IT business.
	4.	The Company has continuous business relationship with Sumitomo Life Insurance Company such as sales of the Company’s products and provision of services including, without limitation, system construction, operation and maintenance. In addition, the Company has long-term borrowings from Sumitomo Life Insurance Company.
	5.	Mr. Toshio Morikawa is a relative within the three degrees of kinship of an employee of The Bank of Tokyo-Mitsubishi UFJ, Ltd. which is a major business partner of the Company.

(ii)	Major Activities of Outside Directors and Outside Corporate Auditors

Name	Major Activities

Toshio Morikawa	He attended 14 meetings of the Board of Directors out of 19 meetings held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on a lot of experience and deep insight as management of a company.

Yoshinari Hara	He attended 15 meetings of the Board of Directors out of 19 meetings held during this Business Period for deliberation, including questions and remarks as appropriate mainly based on a lot of experience and deep insight as management of a company.

Sawako Nohara	She attended all of the 19 meetings of the Board of Directors held during this Business Period and made remarks, including questions and opinions as appropriate mainly from a perspective of end user featuring consumers and citizens.

Kenji Miyahara	After the assumption of office as Director of the Company, he attended 13 meetings of the Board of Directors out of 15 meetings held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on a lot of experience and deep insight as management of a company.

Hideaki Takahashi	After the assumption of office as Director of the Company, he attended 13 meetings of the Board of Directors out of 15 meetings held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on a lot of experience and deep insight as management of a company.

Shinichi Yokoyama	He attended 16 meetings of the Board of Directors out of the 19 meetings, and 13 meetings of the Board of Corporate Auditors out of the 14 meetings, both held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on a lot of experience and deep insight as management of a company.

Muneo Shigematsu	He attended 18 meetings of the Board of Directors out of the 19 meetings, and all of the 14 meetings of the Board of Corporate Auditors, both held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on a lot of working experience and deep insight in relation to finance and accounting.

Tatsuzo Homma	He attended all of the 19 meetings of the Board of Directors, and all of the 14 meetings of the Board of Corporate Auditors, both held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on a lot of experience and deep insight as a legal expert.

Note:	Outline of Action of Outside Directors and Outside Corporate Auditors regarding Non-Filing of Annual Reports with the SEC.
The Company is required to file with the SEC its annual report as an issuer of ADRs pursuant to the Securities and Exchange Act of 1934. However, the Company has been unable to file with the SEC of its annual report for the fiscal year ended March 31, 2006 and thereafter because the Company was not able to complete further analysis to support its revenue recognition required during the audit procedure of its consolidated financial statements for fiscal year ended March 31 2006, and the Company made a public announcement to that effect on September 21, 2007. Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi and Ms. Sawako Nohara have, at meetings of the Board of Directors, and Messrs. Shinichi Yokoyama, Muneo Shigematsu and Tatsuzo Homma have, at meetings of the Board of Corporate Auditors as well as meetings of the Board of Directors, respectively, regularly expressed their opinions from the perspective of view of securing properness of financial reporting, strengthening its compliance system including disclosure and its risk management system, etc, and upon receipt of reports on the abovementioned event and its development, deliberated, among other things, the future preventive measures and disclosure policies, and made varied proposals and remarks to strengthen further its internal control system.

(iii)	Outline of agreements entered into with Outside Directors and Outside Corporate Auditors to limit their liabilities as stipulated in Paragraph 1, Article 427 of the Company Law

Pursuant to Articles 25 and 32 of the Articles of Incorporation of the Company, the Company entered into agreements with Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi and Ms. Sawako Nohara, who are Outside Directors, and Messrs Shinichi Yokoyama, Muneo Shigematsu and Tatsuzo Homma, who are Outside Corporate Auditors, to limit their liabilities as stipulated in Paragraph 1, Article 427 of the Company Law. The outline of such agreements is to limit their liabilities as stipulated in Paragraph 1, Article 423 of the Company Law to the higher of 20 million yen or the amount provided in the Company Law and the Regulation for Enforcement of the Company Law on condition that they perform their duties as Directors or Corporate Auditors in good faith and without gross negligence.

5.	Accounting Auditors

(1)	Name of the Accounting Auditors

Ernst & Young ShinNihon

(2)	The Amount of Compensation to the Accounting Auditors

(In millions of yen)
Classification	Amount
(i) The total fees paid to the Accounting Auditors by the Company as compensation for their duties under the Company Law	1,200
(ii) Total amount of money and other property benefit paid to the Accounting Auditors by the Company and its subsidiaries	2,418

Notes:	1.	The fees set forth in column (i) above include the fees for audit under the Financial Instruments and Exchange Law of Japan and other laws because there are no separate provisions in the audit contract with the Accounting Auditors between the fees for audit under the Company Law and the fees for audit under the Financial Instruments and Exchange Law, and it is impracticable to distinguish between these two types of fees.
	2.	Of the Company’s subsidiaries listed in “1.(7)(ii) Principal Subsidiaries” above, those subject to audit by certified public accountants or audit firm other than Ernst & Young ShinNihon are as follows:

Name of Subsidiary	Certified Public Accountant

NEC Infrontia Corporation	KPMG AZSA & Co.

NEC TOKIN Corporation	KPMG AZSA & Co.

NEC Corporation of America	KPMG LLP

NEC Europe Ltd.	Ernst & Young LLP

NEC China	Ernst & Young Huaming

NEC Asia Pte Ltd	KPMG

3.	In addition to the compensation to the Accounting Auditors specified above, the Company paid 162 million yen to the Accounting Auditors as compensation for their audit of financial statements for the fiscal year ended March 31, 2006 because the audit under the U.S. GAAP of the consolidated financial statement for the fiscal year ended March 31, 2006 prepared in accordance with the U.S. GAAP continued during this Business Period.

(3)	Non-audit services rendered by the Accounting Auditors

In addition to the work stipulated in Paragraph 1, Article 2 of the Certified Public Accountants Law of Japan, during this Business Period, the Company engaged the Accounting Auditors for, among others, the audit of the Company’s consolidated financial statements in English.

(4)	Company Policy regarding dismissal or decision not to reappoint the Accounting Auditors

Subject to the prior consent of the Board of Corporate Auditors, the Board of Directors will propose a dismissal or disapproval of the reappointment of the Accounting Auditors to the shareholder’s meeting when the situation arises where the Accounting Auditors are no longer able to execute their duties in a proper manner or the Board of Directors decides that it is appropriate to dismiss or disapprove the reappointment of the Accounting Auditors.

6.	System and Policy of the Company

(1)	System to ensure the properness of operations

The following is a summary of basic policy for implementation of the system of the Company to ensure the properness of operations as provided in Item 6 of Paragraph 4, Article 362 of the Company Law adopted by resolution of the Board of Directors.

The Company shall endeavor to establish and operate its internal control system more effectively, through continuous evaluation of the implementation of the internal control system under this policy as well as taking measures necessary for its improvement, and conducting consistent reviews of this basic policy responding to changes in the business environment.

(i)	In order to ensure the compliance with the laws and the Company’s Articles of Incorporation in the performance of duties by Directors and employees, Directors and corporate officers shall take the lead in practicing NEC Group Charter of Corporate Behavior and NEC Group Code of Conduct that were adopted to establish business ethics standards for the NEC Group and to ensure compliance with laws, regulations, the Articles of Incorporation and its internal rules, and promote thorough understanding on these charter and code within the NEC Group. If any material violation of laws, regulations, Articles of Incorporation or internal rules is found, the Company shall investigate the cause of such violation and formulate and promote preventative measures. In addition, the Company shall prompt the use of “NEC Helpline,” a compliance hotline.

(ii)	The Company shall properly retain and manage information in accordance with applicable laws, regulations and the Company’s internal rules.

(iii)	The Company shall implement risk management systems effectively and comprehensively under the consistent policy throughout the Company in accordance with the Company’s internal rules. Business divisions shall properly conduct risk control related to their assignment and corporate staff divisions shall support such business divisions’ activities. The Company shall deliberate fully on such matters of importance from a perspective of risk management, such as the strategy to control important management risk, and the matters of particular importance shall be reported to the Board of Directors. The internal auditing division shall conduct audits of the enterprise risk management system and the status of implementation of risk management.

(iv)	In order to ensure the efficient performance of duties by Directors, the Board of Directors shall delegate its authorities to corporate officers and promote timely decision-making and effective performance of duties. Corporate officers shall, under the direction of the Board of Directors, efficiently conduct businesses in accordance with midterm corporate management goals and budgets.

(v)	In order to ensure the proper operation of the NEC Group, the Company shall dispatch Directors and Corporate Auditors to the subsidiaries, conduct routine sharing of information with the subsidiaries, to promote operations in accordance with the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct, and shall give instructions and assistance to the subsidiaries for the establishment of the systems ensuring compliance with laws, regulations and properness of the operation of business. The internal auditing division shall conduct audits of the subsidiaries through cooperation with their internal auditing sections to ensure their proper operations.

(vi)	Internal control over financial reporting of the NEC Group shall be evaluated, maintained and improved in accordance with applicable laws and regulations. From the perspective of proper and efficient operations, the Company shall endeavor to conduct improvement and standardization of business processes, and further strengthen its internal control by utilizing information systems.

(vii)	The Company shall assign full-time employees to assist Corporate Auditors in performing their duties. Matters regarding such employees, including performance review, personnel change and disciplinary action, shall be approved by Corporate Auditors.

(viii)	Directors and employees shall report to Corporate Auditors on the status of the performance of their duties.

(ix)	In order to ensure the effective audit, Corporate Auditors shall exchange information and consult with each other on the status of audits. Furthermore, Corporate Auditors shall periodically receive reports on financial audit from the Accounting Auditors and exchange opinions with them.

(2)	Policy on the Control over the Company

The Company believes that the decision as to the person who should control the financial and business policy of the Company shall be made by the shareholders of the Company. However, in the event that a person or entity (the “Proposer”) proposes to purchase the substantial number of the shares of the Company with an intent to control the Company or proposes the takeover of the Company, the Company believes it is the responsibilities of the Board of Directors (i) to request the Proposer to provide appropriate information on the reasonableness of the consideration and other conditions of the proposal and the influence such action may have on the management policy and business plan of the Company, (ii) to evaluate the information provided and consider whether such proposal has merit in promoting the corporate value of the Company and the common interest of the shareholders, and (iii) to express the opinion of the Company for purposes of assisting the shareholders to make decisions whether or not to accept the proposal. In addition, the Company believes that according to the circumstances it may be required to negotiate with the Proposer or to present alternative proposals to the shareholders.

Currently, the Company has not adopted a policy of defensive measures that will become effective when a proposal is made by a Proposer. It is the Company’s intention, however, that if (i) the sufficient information is not provided by the Proposer, (ii) the shareholders are not afforded the time sufficient to consider the proposal or (iii) the Company decides that the proposal would have an adverse effect on the corporate value of the Company or the common interest of the shareholders, the Company will decide and implement reasonable countermeasures that are practicable at the time of the proposal and acceptable to the shareholders. Further, the Company may consider the introduction of defensive measures based on the business environment, the market trend, the trends of laws and regulations etc. if it is considered appropriate to do so for purposes of promoting the corporate value of the Company and the common interest of the shareholders.

(3)	Policy on the surplus dividend

As the Company needs to adopt a flexible policy in order to better respond to the rapidly changing business environment, the Company considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

The Company will pay an annual dividend of 8 yen per share of common stock for the full year ended March 31, 2008 (including an interim dividend of 4 yen per share of common stock).

In addition, it is provided in its Articles of Incorporation that the Company may determine distribution of the surplus by resolutions of the Board of Directors so that the Company may make a distribution flexibly. The Company will pay dividends twice annually, with the record dates of March 31 and September 30, as in the past.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2008)

(In millions of yen)
Account	Amount
Assets
Current assets	1,948,814
Cash and deposits	247,447
Notes and accounts receivable, trade	853,773
Marketable securities	127,908
Inventories	457,493
Deferred tax assets	120,956
Others	147,150
Allowance for doubtful accounts	(5,913)

Fixed assets	1,577,981
Tangible fixed assets	640,747
Buildings and structures	227,522
Machinery and equipment	180,866
Tools and other equipment	108,174
Land	89,224
Construction in progress	34,961
Intangible assets	222,635
Goodwill	93,525
Software	123,841
Others	5,269
Investments and other assets	714,599
Investment securities	185,614
Investments in affiliated companies	223,478
Deferred tax assets	131,465
Others	183,264
Allowance for doubtful accounts	(9,222)

Total assets	3,526,795

(In millions of yen)
Account	Amount
Liabilities
Current liabilities	1,549,306
Notes and accounts payable, trade	700,797
Short-term borrowings	89,632
Commercial papers	80,955
Current portion of long-term borrowings	23,907
Current portion of bonds	89,250
Accrued expenses	274,044
Advances from customers	67,924
Reserve for bonuses to directors	488
Product warranty liabilities	40,032
Others	182,277

Long-term liabilities	791,968
Bonds	38,615
Convertible bonds	197,669
Bonds with stock subscription rights	117,500
Long-term borrowings	121,249
Deferred tax liabilities	14,031
Liabilities for retirement benefits	224,143
Provision for loss on repurchase of computers	12,496
Long-term product warranty liabilities	918
Provision for recycling expenses of personal computers	5,726
Others	59,621

Total liabilities	2,341,274

Net Assets
Shareholders’ equity	978,973
Common stock	337,940
Capital surplus	464,875
Retained earnings	179,391
Treasury stock	(3,233)
Valuation and translation adjustments and others	25,248
Unrealized gains on available-for-sale securities	29,898
Unrealized losses on derivative financial instruments	(283)
Foreign currency translation adjustments	(4,367)
Stock subscription rights	115
Minority interests	181,185

Total net assets	1,185,521

Total liabilities and net assets	3,526,795

CONSOLIDATED STATEMENT OF OPERATIONS

(For the fiscal year ended March 31, 2008)

(In millions of yen)
Account	Amount
Sales	4,617,153
Cost of sales	3,142,844

Gross profit	1,474,309

Selling, general and administrative expenses	1,317,544

Operating income	156,765

Non-operating income	29,853
Interest income	8,694
Dividend income	3,654
Equity in earnings of affiliated companies	1,003
Others	16,502
Non-operating expenses	74,378
Interest expense	14,724
Retirement benefit expenses	13,850
Loss on disposals of fixed assets	9,243
Settlement and compensation loss	2,142
Foreign exchange loss	17,872
Others	16,547

Ordinary income	112,240

Special Gains	12,126
Gain on business transfers	3,547
Gain on sales of investment securities	3,320
Reversal of allowance for doubtful accounts	1,499
Gain on sales of fixed assets	1,423
Gain on change in interest in consolidated subsidiaries and affiliated companies	933
Reversal of provision for recycling expenses of personal computers	924
Gain on sales of investments in affiliated companies	480
Special Losses	30,748
Restructuring charges	14,567
Impairment loss on fixed assets	4,555
Cost of corrective measures for products	4,420
Loss on devaluation of investments securities	3,798
Loss on retirement of fixed assets	2,396
Loss on change in interest in consolidated subsidiaries and affiliated companies	600
Loss on sales of investments in affiliated companies	408
Loss on sales of investments in securities	4

Income before income taxes and minority interests	93,618

Income taxes - current	38,791
Income taxes - deferred	43,364
Minority interests in net loss of consolidated subsidiaries	(11,218)

Net income	22,681

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(For the fiscal year ended March 31, 2008)

	(In millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2007	337,822	464,838	173,003	(3,225)	972,438
Changes during the fiscal year
Conversion of convertible bonds with stock subscription rights	117	117			234
Dividends			(16,202)		(16,202)
Net income			22,681		22,681
Purchase of treasury stock				(281)	(281)
Disposal of treasury stock		(81)	(91)	273	101
Net changes in items other than shareholders’ equity during the fiscal year
Total changes during the fiscal year	117	36	6,388	(8)	6,535
Balances as of March 31, 2008	337,940	464,875	179,391	(3,233)	978,973

	(In millions of yen)
	Valuation and translation adjustments and others				Stock subscription rights	Minority interests	Total net assets
	Unrealized gains on available-for-sale securities	Unrealized losses on derivative financial instruments	Foreign currency translation adjustments	Total valuation and translation adjustments and others
Balances as of March 31, 2007	57,706	(143)	8,807	66,370	81	201,234	1,240,123
Changes during the fiscal year
Conversion of convertible bonds with stock subscription rights							234
Dividends							(16,202)
Net income							22,681
Purchase of treasury stock							(281)
Disposal of treasury stock							101
Net changes in items other than shareholders’ equity during the fiscal year	(27,808)	(140)	(13,174)	(41,122)	34	(20,049)	(61,137)
Total changes during the fiscal year	(27,808)	(140)	(13,174)	(41,122)	34	(20,049)	(54,602)
Balances as of March 31, 2008	29,898	(283)	(4,367)	25,248	115	181,185	1,185,521

<Reference Document>

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(For the fiscal year ended March 31, 2008)

(In millions of yen)
Account	Amount
Cash flows from operating activities:
Income before income taxes and minority interests	93,618
Depreciation and amortization	192,658
Equity in earnings of affiliated companies	(1,003)
Gain on change in interests in consolidated subsidiaries and affiliated companies	(333)
Decrease in notes and accounts receivable, trade	8,047
Decrease in inventories	20,942
Decrease in notes and accounts payable, trade	(82,171)
Income taxes paid	(36,328)
Others, net	(3,128)

Net cash provided by operating activities	192,302

Cash flows from investing activities:
Net (payment of) proceeds from acquisitions and sales of tangible fixed assets	(94,069)
Acquisitions of intangible assets	(36,689)
Net (payments of) proceeds from purchases and sales of securities	(14,371)
Others, net	9,369

Net cash used in investing activities	(135,760)

Cash flows from financing activities:
Net repayments of bonds and borrowings	(82,123)
Dividends paid	(16,176)
Others, net	(2,405)

Net cash used in financing activities	(100,704)

Effect of exchange rate changes on cash and cash equivalents	(4,369)

Net decrease in cash and cash equivalents	(48,531)
Cash and cash equivalents at beginning of the fiscal year	423,369

Cash and cash equivalents at end of the fiscal year	374,838

Notes to Consolidated Financial Statements

I	Significant Items for Presenting Consolidated Financial Statements

1. Scope of consolidation

Number of consolidated subsidiaries	334 companies

Major consolidated subsidiaries

NEC Electronics Corporation, NEC Corporation of America, NEC Personal Products, Ltd., NEC Europe Ltd., NEC (China) Co., Ltd., NEC Networks and System Integration Corporation, NEC TOKIN Corporation, NEC Infrontia Corporation, NEC Fielding, Ltd., Nippon Avionics Co., Ltd., NEC Mobiling, Ltd.

Change in the scope of consolidation includes additions of 17 and exclusions of 25 subsidiaries. Significant changes were as follows:

Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc.	17 subsidiaries

NEC Sphere Communications Inc., NEC Pleomart, Ltd., Others

Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc.

15 subsidiaries

NEC Akita Ltd., NEC Kagoshima Ltd., NT Sales Co., Ltd., ABeam Tech Ltd., Others

Subsidiaries excluded from the consolidation scope due to merger	10 subsidiaries

(Previous)	(New)

ABeam System Engineering Ltd. ABeam Consulting Ltd.	ABeam Consulting Ltd.

NEC Postal Technorex, Ltd. NEC Robotics Engineering. Ltd.	NEC Control Systems, Ltd.

NEC Viewtechnology, LTD. NEC Display Solutions, Ltd.	NEC Display Solutions, Ltd.

NEC TOKIN International Inc. Tokin Magnetics Inc. NEC TOKIN America, Inc.	NEC TOKIN America, Inc.

NEC Telenetworx, Ltd. NEC Networks and System Integration Corporation	NEC Networks and System Integration Corporation

NEC High Performance Computing Europe GmbH NEC Deutschland GmbH	NEC Deutschland GmbH

NEC Vital Staff, Ltd. NEC Professional Support, Ltd.	NEC Professional Support, Ltd.

NEC Business Coordination Centre (Singapore) Pte. Ltd. NEC Solutions Asia Pacific Pte. Ltd.	NEC Asia Pte. Ltd.

NEC Capital, Inc. NEC Financial Services, Inc.	NEC Financial Services, LLC.

2. Items related to application of equity method

(1) Number of companies accounted for by the equity method

There are no non-consolidated subsidiaries accounted for by the equity method.

Number of affiliated companies accounted for by the equity method	66 companies

Major companies

Keyware Solutions Inc., Nippon Computer System Co., Ltd., South Tokyo Cabletelevision, Inc., Alaxala Networks Corporation, NEC Leasing, Ltd., Nippon Electric Glass Co., Ltd., Anritsu Corporation, Japan Aviation Electronics Industry, Ltd., Honda Elesys Co., Ltd., NEC SCHOTT Components Corporation, Sincere Corporation, NEC TOPPAN Circuit Solutions, Inc., Shanghai SVA NEC Liquid Crystal Display Co., Ltd., Sony NEC Optiarc Inc., Adcore-Tech Co., Ltd.

2 affiliated companies, including Automotive Energy Supply Corporation and NT Sales Co., Ltd., were newly accounted for by the equity method. 4 affiliated companies, including AUTHENTIC, Ltd., Pleomart Inc. and Imation Corporation were excluded from the affiliated companies accounted for by the equity method.

(2) There are no non-consolidated subsidiaries and affiliated companies in which the equity method is not applied.

(3) Names of the companies that were not accounted for as affiliated companies in spite of the voting right that we own between 20/100 and 50/100 based on our account.

Name of the company

Japan Electronic Computer Co., Ltd. (hereinafter referred to as the “JECC”)

Reason for which is not included in affiliated companies

The Company owns more than 20% of the total number of outstanding stocks of JECC. However, JECC was excluded from affiliated companies, because it is jointly owned and managed by 6 domestic electronic computer manufacturers to promote the data-processing industry.

3. Items related to the fiscal year ends of consolidated subsidiaries

The fiscal year ends of consolidated subsidiaries are March 31 except for the following subsidiaries:

NEC do Brasil S.A., NEC Solutions Brasil S.A., Shougang NEC Electronics Co., Ltd., NEC Argentina S.A., NEC Chile S.A., NEC Philips Unified Solutions B.V., and 40 other companies

The fiscal year ends of subsidiaries listed above are usually December 31, and the financial statements as of and for the year ended December 31 were included in the NEC consolidation.

The Company made adjustments for material transactions between the fiscal year ends of the subsidiaries and the fiscal year end of the Company, as needed.

4. Items related to accounting standards

Accounting policies adopted by consolidated subsidiaries are, in general, the same as those adopted by the Company. Certain accounting policies adopted by overseas consolidated subsidiaries are in accordance with those of respective countries.

(1) Valuation basis and method of major assets

(a) Marketable and investment securities

Available-for-sale securities

-	Securities with market prices

Securities with market prices are valued at the quoted market prices prevailing at fiscal year end. Unrealized gains or losses are included in a component of net assets. The cost of securities sold is determined based on the moving-average cost method.

-	Securities without market prices

Moving-average cost method

-	Investments in limited partnership, etc.

Based on the latest available financial statements, the investments in limited partnerships were accounted for by the equity method.

(b)	Derivatives

Market value method

(c)	Inventories

Inventories are stated at the lower of cost or market, determined by the following valuation methods:

Valuation method

Finished products	Custom-made products	Mainly, specific identification method
	Mass produced standard products	Mainly, first-in, first-out method

Work-in process	Custom-made products	Mainly, specific identification method
	Mass produced standard products	Mainly, average cost method

Semi-finished products, raw materials and others		Mainly, first-in, first-out method

(2)	Valuation standard and method of major depreciable assets

(a)	Tangible fixed assets

Depreciation is computed principally by the declining-balance method

Estimated useful lives are as follows:

Buildings and structures: 7 - 60 years

Machinery and equipment, tools and other equipment: 2 - 22 years

Leased assets are depreciated by the declining-balance method over the respective lease periods.

(Change in accounting policies)

Effective from this fiscal year, certain domestic consolidated subsidiaries have changed their depreciation method in terms of the tangible fixed assets acquired after April 1, 2007 in accordance with the corporation tax law as amended.

The effect of this change in operating income, ordinary income and income before income taxes and minority interests is immaterial.

(Additional information)

Effective from this fiscal year, after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporate tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax law as amended.

The effect of the change was to decrease operating income, ordinary income and income before income taxes and minority interests by 2,530 million yen, respectively.

(b)	Intangible assets

Software	Software for sale to the market is amortized either based on projected sales volumes or projected sales amounts (Mainly the estimated valid period of 3 years or less). Software for internal use is amortized on a straight-line basis over the estimated useful lives of 5 years at maximum.

Goodwill	Goodwill is amortized on a straight-line basis over the periods within 20 years.
(c) Investments and other assets Long-term prepaid expenses	Long-term prepaid expenses are amortized on a straight-line basis, or amortized based on the actual sales volume.

(3)	Accounting standards for significant reserves

Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount determined using a historical bad debt ratio for normal receivables, plus an amount individually estimated on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

Reserve for bonuses to directors

The Company and its domestic consolidated subsidiaries provide a reserve for bonuses to directors in the amount which is attributable to this fiscal year, out of the estimated amount to be paid during following fiscal years.

Product warranty liabilities

The Company and its consolidated subsidiaries accrue product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to sales, plus an amount individually measured on the incremental costs that are expected to be incurred, in expectation of expenditures for warranty costs after sale of products, or upon delivery of developed software.

Liabilities for retirement benefits or prepaid pension costs

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

Transitional obligation is amortized on a straight-line basis over 15 years.

Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years).

Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years), starting the following year after incurrence.

Provision for loss on repurchase of computers

The Company provides provision for the estimated losses arising from the repurchase of computers based on the actual loss incurred in the past.

Provision for recycling expenses of personal computers

In accordance with personal computer recycling regulation, certain domestic consolidated subsidiaries provide for estimated recycling costs to be incurred upon collection of household personal computers that were sold, based on volume of shipments and collection ratio.

The Company annually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries. The Company records prior year adjustments as special gain.

(4)	Other significant accounting issues

Standard for converting major foreign assets or liabilities to domestic currency

Foreign currency denominated assets and liabilities are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Translation gains and losses are recognized in income. In addition, assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the respective fiscal year ends. Income and expenses are translated into Japanese yen at the average exchange rate of the fiscal year. The translation differences are included in foreign currency translation adjustments and minority interests in net assets.

Significant leasing transactions

Finance leases as lessee are accounted for as ordinary sales transactions.

Accounting for significant hedging activities

(a)	Method of hedge accounting

Derivative transactions that are utilized to hedge interest rate risk are measured at fair value at the balance sheet date and the unrealized gains or losses are deferred until the maturity of such derivatives.

(b)	Hedging instruments and hedged items

Hedging instruments: Interest rate swaps

Hedged items: Bonds and long-term borrowings

(c)	The Company’s policy for hedging

Derivative transactions are entered into in accordance with “Risk management policy”, which is the internal policy of the Company and its consolidated subsidiaries, to offset market fluctuations or to fix the cash flows of the hedged items.

(d)	Assessment of hedge effectiveness

The Company assesses the hedge effectiveness by comparing the changes in fair value or the cumulative changes in cash flows of hedging instruments with the corresponding changes of hedged items.

Consumption taxes

Consumption taxes are separately accounted for by excluding them from each transaction amount.

Application of consolidated corporate-tax return system

The Company files its tax return under the consolidated corporate-tax return system.

5.	Valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are measured at fair value, not including the portion attributable to minority shareholders.

II	Changes in significant items for presenting consolidated financial statements

Changes in presentation method

Certificates of deposit which had been included in “Cash and deposits” on fiscal year ended March 31, 2007 has been included in “Marketable securities” from fiscal year ended March 31, 2008.

This change is in accordance with “Practice Guidance for financial instruments” amended on July 4, 2007 as final which stipulates to treat them as “Marketable securities”.

The balance of certificates of deposit as of March 31, 2008 and March 31, 2007 are 83,400 million yen and 70,000 million yen, respectively.

III	Notes to Consolidated Balance Sheet

1.	Assets pledged as and debts secured by collateral

(1)	Balances of assets pledged as collateral

(In millions of yen)
Buildings and structure	2,673
Machinery and equipment	117
Land	5,812
Others	39

Total	8,641

(2)	Amounts of debts secured by collateral

(In millions of yen)
Short-term borrowings	1,878
Long-term borrowings	1,690
Others	139

Total	3,707

2.	Accumulated depreciation of tangible fixed assets

(In millions of yen)
Accumulated depreciation	1,791,098

3.	Guarantee obligation

Guarantees for bank loans and others

The Company guarantees bank loans of the other company and others

(In millions of yen)
Shanghai SVA NEC Liquid Crystal Display Co., Ltd.	16,638
Employees	10,735
Sony NEC Optiarc Inc.	3,552
NT Sales Co., Ltd.	1,510
Others	501

Total	32,936

Guaranty on residual value of operating leases

(In millions of yen)
Sumitomo Mitsui Finance and Leasing Company, Limited	19,502
BOT Lease Co., LTD.	3,810
IBJ Leasing Company, Limited	1,348
Others	390

Total	25,050

Important legal proceedings

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has settled a number of class action civil antitrust lawsuits from direct DRAM purchasers seeking damages for alleged antitrust violations in the DRAM industry, but is still in litigations or in settlement negotiations with several customers who have opted out of such class action lawsuits. NEC Electronics America, Inc. has also been named as one of the defendants in a number of class action civil antitrust lawsuits from indirect DRAM purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the United States. NEC group companies are also fully cooperating with, and providing information to, the European Commission in its investigation of potential violations of European competition laws in the DRAM industry. Although the outcome of the aforementioned civil lawsuits and settlement negotiations in the United States and investigation by the European Commission is not known at this time, the NEC Group has provided an accrual in a reasonably estimated amount of potential losses in connection with the civil lawsuits and settlement negotiations with customers in the United States.

4. Notes receivable, trade, discounted	680 million yen

5. Notes receivable, trade, endorsed	30 million yen

IV	Notes to Consolidated Statement of Changes in Net Assets

1.	Stocks, issued

Common stock	2,029,732,635 shares

2.	Dividends

(1) Payment of dividends

Resolution	Class of Stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record Date	Effective Date
Extraordinary Meeting of Board of Directors held on May 21, 2007	Common Stock	8,104	4	March 31, 2007	June 7, 2007
Extraordinary Meeting of Board of Directors held on November 14, 2007	Common Stock	8,104	4	September 30, 2007	December 3, 2007

Total	—	16,208	—	—	—

(2) Dividends whose record dates are within this fiscal year and effective dates are within the following fiscal year

The Company proposed and decided the matter of payment of dividends for Common Stock at the Extraordinary Meeting of Board of Directors held on May 15, 2008.

(a) Resource of dividend	Retained earnings
(b) Total Dividends	8,104 million yen
(c) Dividends per share	4 yen
(d) Record date	March 31, 2008
(e) Effective date	June 2, 2008

3.	Class and Number of shares to be issued or acquired upon exercise of the Stock Acquisition Rights (the “Rights”) as of March 31, 2008 (Except for the Rights whose exercise period is not coming).

Resolution in June 20, 2002
Number of the Rights	134
Class and Number of shares to be issued or acquired upon exercise of the Rights	Common Stock 134,000
Exercise price per share	888 yen
Exercise Period	From July 1, 2004 to June 30, 2008

Resolution in June 19, 2003
Number of the Rights	154
Class and Number of shares to be issued or acquired upon exercise of the Rights	Common Stock 154,000
Exercise price per share	769 yen
Exercise Period	From July 1, 2005 to June 30, 2009

Resolution in June 22, 2004
Number of the Rights	201
Class and Number of shares to be issued or acquired upon exercise of the Rights	Common Stock 201,000
Exercise price per share	801 yen
Exercise Period	From July 1, 2006 to June 30, 2010

Resolution in June 22, 2005
Number of the Rights	290
Class and Number of shares to be issued or acquired upon exercise of the Rights	Common Stock 290,000
Exercise price per share	637 yen
Exercise Period	From July 1, 2007 to June 30, 2011

V	Notes with relate to per share information

Net assets per share	495.96 yen
Net income per share	11.06 yen

VI	Others

1. Lease transactions

Operating leases
(The company as lessee)
Obligations under noncancellable operating leases	(In millions of yen)
Due within one year	44,884
Due after one year	129,965

Total	174,849

2. Securities

(1) Available-for-sale securities with the quoted market prices

			(In millions of yen)
Description	Acquisition cost	Balance sheet value	Unrealized gains (losses)
Securities with balance sheet value exceeding acquisition cost
1. Stocks	51,908	96,905	44,997
2. Bonds
(a) Governmental and municipal bonds	—	—	—
(b) Corporate bonds	—	—	—
3. Others	24	66	42

Sub-total	51,932	96,971	45,039

Securities with balance sheet value not exceeding acquisition cost
1. Stocks	15,528	12,229	(3,299)
2. Bonds
(a) Governmental and municipal bonds	—	—	—
(b) Corporate bonds	1,500	1,395	(105)
3. Others	3,406	3,151	(255)

Sub-total	20,434	16,775	(3,659)

Total	72,366	113,746	41,380

(2)	Available-for-sale securities sold during the fiscal year ended March 31, 2008

		(In millions of yen)
Proceeds from sales	Gross realized gains	Gross realized losses
16,732	3,320	4

(3)	Detailed description of major securities without the market prices and their balance sheet value

(In millions of yen)
Balance sheet value
Available-for-sale securities
1. Stocks	63,081
2. Bonds	1,018
3. Investment in limited partnerships and similar partnerships under foreign laws	7,395
4. Certificates of deposit	83,400
5. Commercial Papers	31,617
6. MMF	12,592

(4)	Redemption schedule of available-for-sale securities with fixed maturities

	(In millions of yen)
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
1. Bonds
Governmental and municipal bonds	—	—	—	—
Corporate bonds	—	1,518	—	895
Commercial papers	31,617	—	—	—

2. Others	299	—	—	—

Total	31,916	1,518	—	895

3. Retirement benefits

(1)	Overview of the retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, which include the defined benefit pension plans, the tax-qualified pension plans and the lump-sum severance payment plans. Additional retirement benefits are paid in certain circumstances.

Most of overseas subsidiaries have various types of pension benefit plans which cover substantially all employees. Those plans are mainly defined contribution plans and defined benefit plans.

The NEC Welfare Pension Fund, established by the Company and certain domestic consolidated subsidiaries, received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the pension fund in September 2002 and the portion related to past services in December 2003. Following the approval, the Company and certain domestic consolidated subsidiaries implemented the defined benefit pension plan and terminated the welfare pension fund plans.

After the fiscal year ended March 31, 2004, the Company and certain domestic consolidated subsidiaries implemented point-based plans, under which benefits are calculated based on accumulated points allocated to employees according to their class of positions and evaluations.

The Company and certain domestic consolidated subsidiaries terminated their welfare pension fund plans and tax-qualified pension plans and implemented cash-balance plans. Under these plans, benefits are calculated based on both accumulated points allocated to employees according to their class of positions and accumulated interest points that is being recalculated based on the market interest rates.

(2)	Retirement benefit obligations

(In millions of yen)
A. Retirement benefit obligations	(1,094,915)
B. Plan assets	730,595

C. Unfunded retirement benefit obligations (A+B)	(364,320)
D. Unrecognized transitional obligations	101,794
E. Unrecognized actuarial gains and losses	229,811
F. Unrecognized prior service costs (reduction in obligations)	(104,977)

G. Net amounts recognized in the consolidated balance sheet (C+D+E+F)	(137,692)
H. Prepaid pension expenses	86,451

I. Liabilities for retirement benefits (G-H)	(224,143)

Note: Certain consolidated subsidiaries adopted the simplified method in calculating the retirement benefit obligations.

(3)	Retirement benefit expenses

(In millions of yen)
A. Service costs	40,413
B. Interest costs	26,765
C. Expected return on plan assets	(16,643)
D. Amortization of transitional obligations	14,635
E. Amortization of actuarial gains and losses	7,122
F. Amortization of prior service costs	(9,880)
G. Others (Note 2)	7,424

H. Retirement benefit expenses (A+B+C+D+E+F+G)	69,836

Notes:	1.	Retirement benefit expenses of consolidated subsidiaries adopting the simplified method are included in “A. Service costs”.
	2.	G. Others is the amount of premiums paid for defined contribution pension plans.
	3.	In addition to the above retirement benefit expenses, premium on retirement benefits were recognized as “Restructuring charges” in special loss, in the amount of 6,545 million yen.

(4)	Basis for calculation of retirement benefit obligations

A. Allocation method for projected retirement benefit costs	Mainly, point basis

B. Discount rate	Mainly, 2.5%

C. Expected rate of return on plan assets	Mainly, 2.5%

D. Period for amortization of prior service costs	Mainly, 13 years (Prior service costs are amortized on a straight-line basis over certain years within employees’ average remaining service periods as incurred.)

E. Period for amortization of actuarial gains and losses	Mainly, 13 years (Actuarial gains and losses are amortized on a straight-line basis over certain years within employees’ average remaining service periods, starting from the following year after incurred.)

F. Period for amortization of transitional obligations	Mainly, 15 years

4. Impairment losses on fixed assets

(1)	Summary of assets and asset groups for which impairment losses were recognized

Use	Type	Location

Assets for business use	Buildings and structures, tools and other equipment, intangible assets, and others	Minato-ku, Tokyo, Shinagawa-ku, Tokyo, and others

Idle assets	Buildings and structures, land, and others	Sagamihara City, Kanagawa Prefecture, Abiko City, Chiba Prefecture, Sapporo City, Hokkaido, and others

Idle assets	Land, machinery and equipment, and tools and other equipment	Shiroishi City, Miyagi Prefecture, and others

Idle assets	Buildings and structures, and machinery and equipment	Otsuki City, Yamanashi Prefecture

(2)	Background to the recognition of impairment loss

The investments in certain fixed assets were not expected to be recoverable due to lower profitability of assets for business use and market value declines of idle assets. Therefore the Company recognized impairment loss as special loss.

(3)	Amounts of impairment loss

(In millions of yen)
Buildings and structures	914
Machinery and equipment	137
Tools and other equipment	685
Land	531
Construction in progress	65
Goodwill	565
Software	431
Intangible assets - others	524
Investments and other assets - others	703

Total	4,555

(4)	Method for grouping assets

In principle, the Company groups assets for business use based on its business units and managerial accounting segments. The Company groups idle assets into a single asset group.

(5)	Measurement of recoverable amounts

The higher of the net realizable value and value in use is used for the recoverable amounts of fixed assets for business use. Net realizable value is used for the recoverable amounts of idle assets.

Net realizable value is estimated based on the assessed value for property tax purposes, etc. The value in use is assessed at 1 yen because the total of future cash flow is a negative amount.

5.	Deferred income taxes

(1)	Breakdown of major factors of deferred tax assets and liabilities

(Deferred tax assets)

(In millions of yen)
Tax loss carry forwards	182,682
Pension and severance expenses	110,188
Investments in affiliated companies	75,917
Accrued expenses and product warranty liabilities	72,946
Depreciation	46,817
Loss on devaluation of inventories	36,048
Loss on devaluation of investment securities	18,455
Research and development expenses	18,001
Elimination of unrealized profit by intercompany transactions among consolidate companies	12,504
Provision for loss on repurchase of computers	4,237
Others	57,669

Sub-total	635,464
Less valuation allowance	(233,240)

Total	402,224

(Deferred tax liabilities)

(In millions of yen)
Gain on transfer of securities to the pension trust	(47,592)
Securities reversed from the pension trust	(40,875)
Undistributed earnings of affiliated companies	(32,854)
Unrealized gains on available-for-sale securities	(11,335)
Reserves under special taxation measures law	(1,410)
Others	(30,512)

Total	(164,578)

Net deferred tax assets	237,646

Note: Net deferred tax assets are included in the consolidated balance sheet as follows:

Current asset—Deferred tax assets	120,956
Fixed assets—Deferred tax assets	131,465
Current liabilities—Others	(744)
Long-term liabilities—Deferred tax liabilities	(14,031)

(2)	The reconciliation between the actual tax rate reflected in the consolidated financial statements and the effective statutory tax rate is summarized as follows:

(%)
Effective statutory tax rate	40.5

(Reconciliation)

Changes in valuation allowance	36.9
Undistributed earnings of affiliated companies	8.7
Non-deductible expenses for tax purposes	4.5
Amortization of goodwill	3.2
Elimination of unrealized profit by intercompany transactions among consolidated companies	2.3
Equity in earnings of affiliated companies	(1.3)
Tax rates difference relating to overseas subsidiaries	(4.0)
Others	(3.0)

Actual tax rate	87.8

BALANCE SHEET

(Non-consolidated)

(As of March 31, 2008)

(In millions of yen)
Account	Amount
Assets
Current assets	932,688
Cash and deposits	63,100
Notes receivable, trade	1,342
Accounts receivable, trade	485,036
Finished products	63,023
Semi finished components	1,730
Raw materials	16,913
Work in process	75,637
Stock	933
Advance payment	12,152
Prepaid expenses	9,354
Deferred tax assets	53,128
Short-term loans receivable from affiliated companies	46,103
Accounts receivable, others	97,537
Others	7,010
Allowance for doubtful accounts	(309)

Fixed assets	1,466,716
Tangible fixed assets	190,495
Buildings	74,412
Structures	4,370
Machinery and equipment	18,440
Cars and other land delivery equipment	56
Tools and other equipment	36,986
Land	48,895
Construction in progress	7,335
Intangible assets	58,810
Patent rights	75
Lease hold rights	117
Software	58,342
Facility rights	275
Others	1
Investments and other assets	1,217,411
Investment securities	167,835
Investments in affiliated companies	800,648
Bonds payable of affiliated companies	7,348
Investment in capital	373
Long-term loan receivable	5,191
Long-term loan receivable for employees	71
Long-term loan receivable for affiliated companies	20,857
Bankruptcy claim, reorganization claim and other	5,684
Long-term prepaid expenses	12,976
Long-term deferred tax assets	55,652
Security deposit	15,488
Prepaid pension and severance cost	133,147
Others	992
Allowance for doubtful accounts	(8,852)

Total assets	2,399,404

(In millions of yen)
Account	Amount
Liabilities
Current liabilities	1,112,714
Notes payable, trade	146
Accounts payable, trade	562,353
Short-term borrowings	51,000
Commercial papers	80,955
Current portion of long-term borrowings	8,808
Current portion of bonds	89,000
Accounts payable, others	13,165
Accrued expenses	106,119
Accrued income taxes	1,596
Advances from customers	40,604
Deposits received	125,019
Reserve for bonuses to directors	175
Product warranty liabilities	22,332
Others	11,443

Long-term liabilities	348,364
Bonds	38,300
Convertible Bonds	197,669
Long-term borrowings	90,224
Provision for loss on repurchase of computers	12,496
Provision for loss on guarantees	7,664
Others	2,011

Total liabilities	1,461,078

Net Assets
Shareholders’ equity	909,850
Common stock	337,940
Capital surplus	422,496
Legal capital surplus	422,496
Retained earnings	152,499
Legal reserve	35,615
Other retained earnings	116,884
Earned surplus carried forward	116,884
Treasury stock	(3,085)
Valuation and translation adjustments and others	28,420
Unrealized gains on available-for-sale securities	28,552
Unrealized losses on derivative financial instruments	(132)
Stock subscription rights	56

Total net assets	938,326

Total liabilities and net assets	2,399,404

STATEMENT OF OPERATIONS

(Non-consolidated)

(For the fiscal year ended March 31, 2008)

(In millions of yen)
Account	Amount
Sales	2,352,622
Cost of sales	1,707,510

Gross profit	645,112
Selling, general and administrative expenses	596,743
Operating income	48,369

Non-operating income	40,759
Interest income	1,649
Dividend income	31,689
Others	7,420
Non-operating expenses	35,906
Interest expense	10,746
Retirement benefit expenses	8,241
Foreign exchange loss	5,695
Others	11,224

Ordinary income	53,222

Special Gain	7,443
Gain on sale of investment securities	2,946
Reversal of allowance for doubtful accounts of affiliated companies	1,641
Reversal of allowance for doubtful accounts	1,499
Gain on sale of fixed assets	1,011
Gain on sale of investments in affiliated companies	347
Special Loss	58,616
Loss on devaluation of investments in affiliated companies	49,948
Impairment loss on fixed assets	3,156
Loss on devaluation of investment in securities	3,116
Loss on retirement of fixed assets	2,396

Income before income taxes	2,049

Income taxes - current	(25,018)
Income taxes - deferred	36,200

Net loss	(9,133)

STATEMENT OF CHANGES IN NET ASSETS

(Non-consolidated)

(For the fiscal year ended March 31, 2008)

	(In millions of yen)
	Shareholders' equity
	Common stock	Capital surplus	Retained earnings		Treasury stock	Total
		Legal capital surplus	Legal reserve	Other
				Earned surplus carried forward
Balances as of March 31, 2007	337,822	422,378	35,615	142,397	(3,024)	935,189
Changes during the fiscal year
Conversion of convertible bonds with subscription rights	117	117				235
Dividends				(16,208)		(16,208)
Net loss				(9,133)		(9,133)
Purchase of treasury stock					(267)	(267)
Disposals of treasury stock				(172)	206	34
Net changes in items other than shareholders’ equity during the fiscal year
Total changes during the fiscal year	117	117	—	(25,513)	(61)	(25,339)
Balances as of March 31, 2008	337,940	422,496	35,615	116,884	(3,085)	909,850

	(In millions of yen)
	Valuation and translation adjustments and others			Stock subscription rights	Total net assets
	Unrealized gains on available-for-sale securities	Unrealized losses on derivative financial instruments	Total valuation and translation adjustment and others
Balances as of March 31, 2007	54,270	(278)	53,992	56	989,237
Changes during the fiscal year
Conversion of convertible bonds with subscription rights					235
Dividends					(16,208)
Net loss					(9,133)
Purchase of treasury stock					(267)
Disposals of treasury stock					34
Net changes in items other than shareholders’ equity during the fiscal year	(25,717)	145	(25,572)		(25,572)
Total changes during the fiscal year	(25,717)	145	(25,572)	—	(50,911)
Balances as of March 31, 2008	28,552	(132)	28,420	56	938,326

Report of Independent Auditors

May 13, 2008

The Board of Directors

NEC Corporation

Ernst & Young ShinNihon

Yasunobu Furukawa (Seal)
Certified Public Accountant
Designated and Engagement Partner

Kiyomi Nakayama (Seal)
Certified Public Accountant
Designated and Engagement Partner

Koki Ito (Seal)
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Company Law of Japan, we have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes in net assets and the notes to consolidated financial statements of NEC Corporation (the “Company”) applicable to the fiscal year from April 1, 2007 through March 31, 2008. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the NEC Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2008 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Report of Independent Auditors

May 13, 2008

The Board of Directors

NEC Corporation

Ernst & Young ShinNihon

Yasunobu Furukawa (Seal)
Certified Public Accountant
Designated and Engagement Partner

Kiyomi Nakayama (Seal)
Certified Public Accountant
Designated and Engagement Partner

Koki Ito (Seal)
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Company Law of Japan, we have audited the balance sheet, the statement of operations, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of NEC Corporation (the “Company”) applicable to the 170th fiscal year from April 1, 2007 through March 31, 2008. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of the Company applicable to the 170th fiscal year ended March 31 2008 in conformity with the accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Law.

REPORT OF THE BOARD OF CORPORATE AUDITORS

With respect to the performance of duties by the Directors for the 170th business period from April 1, 2007 to March 31, 2008, the Board of Corporate Auditors has prepared this audit report through deliberation based on the audit reports prepared by the respective Corporate Auditors and hereby reports, as follows:

1.	Audit method by Corporate Auditors and the Board of Corporate Auditors and details thereof

The Board of Corporate Auditors has determined, among other things, the auditing policies and plans, received reports regarding the status of conduct of audit and its results from each Corporate Auditor, received reports from Directors, other relevant employees and the Accounting Auditors concerning the performance of their duties, and, when necessary, requested them to provide explanations.

In accordance with the auditing policies and plans determined by the Board of Corporate Auditors, each Corporate Auditor has ensured to communicate effectively with Directors, employees including those in the internal auditing division and other relevant personnel, made efforts to collect necessary information and improve auditing environment, attended the meetings of the Board of Directors and other important meetings, received reports from Directors, employees and other relevant personnel regarding the performance of their duties, requested them to provided explanations when necessary, examined important authorization documents and associated information, and investigated the operations and financial conditions at the head quarters and other principal offices. Furthermore, we have monitored and verified the contents of resolutions of the Board of Directors regarding the enhancement of systems required to be implemented to ensure the proper operations of corporation under Paragraphs 1 and 3, Article 100 of the Enforcement Regulations of the Company Law of Japan including a system to ensure that the performance of duties by Directors is in compliance with the laws, regulations and the Articles of Incorporation, and the status of the system (internal control system) implemented according to the said resolutions. With regard to “Policy on the Control over the Company” stated in the business report in accordance with Article 127 of the Enforcement Regulations of the Company Law of Japan, we have examined the contents of the said policy considering, among others, the status of deliberation in the Board of Directors. As for the subsidiaries, we have ensured to communicate with the Directors and Corporate Auditors and other personnel of the subsidiaries and to exchange information therewith, and, when necessary, received reports from the subsidiaries with regard to their business. Based on the aforementioned methods, we have examined the business report and supplementary schedules for this business period.

In addition, we have monitored and verified whether the Accounting Auditors were maintaining their independence and properly performing audits, received reports from the Accounting Auditors on the performance of their duties, and, when necessary, requested them to provide explanations. We have also received from the Accounting Auditors a notice confirming that “the systems for ensuring proper performance of duties of the Accounting Auditors” (matters stipulated in each paragraph of Article 159 of Corporate Calculation Regulations) was properly implemented accounting to the “Standards on Quality Control for Audit” (October 28, 2005, Business Accounting Deliberation Council) and other relevant standards, and, when necessary, requested them to provided explanations. Based on the aforementioned methods, we have examined the non-consolidated financial statements (balance sheet, statement of operations, statement of changes in net assets and notes to non-consolidated financial statements) and supplementary schedules as well as consolidated financial statements (consolidated balance sheet, consolidated statement of operations, consolidated statement of changes in net assets and notes to consolidated financial statements).

2.	Results of audit

(1)	Audit results concerning the business reports, etc.

a.	We confirm that the business report and the supplementary schedules fairly present the conditions of the Company in conformity with applicable laws, regulations and its Articles of Incorporation.

b.	We have found no improper acts by Directors in the performance of their duties or any material facts in connection with the performance by Directors of their duties that constitute any violation of applicable laws, regulations or the Articles of Incorporation.

c.	We confirm that the contents of the resolution of the Board of Directors on the internal control system of the Company is fair and appropriate. Furthermore, we found no matters that must be pointed out with regard to the performance of duties by Directors in relation to the internal control system of the Company.

d.	We have found no matters that must be pointed out with regards to “Policy on the Control over the Company” stated in the business report.

(2)	Audit results concerning non-consolidated financial statements and supplementary schedules

We confirm that the procedures and results of the audit conducted by Ernst & Young ShinNihon, the Accounting Auditors, are fair and appropriate.

(3)	Audit results concerning consolidated financial statements

We confirm that the procedures and results of the audit conducted by Ernst & Young ShinNihon, the Accounting Auditors, are fair and appropriate.

May 14, 2008

Board of Corporate Auditors
NEC Corporation

Full-time Corporate Auditor	Hiroshi Takakuta (Seal)
Full-time Corporate Auditor	Kenji Seo (Seal)
Outside Corporate Auditor	Shinichi Yokoyama (Seal)
Outside Corporate Auditor	Muneo Shigematsu (Seal)
Outside Corporate Auditor	Tatsuzo Homma (Seal)

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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